UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on June 30, 2023, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2023, presented on comparative basis in homogeneous currency

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME4

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME5

EARNING PER SHARE5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY8

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES18

3. SEGMENT REPORTING19

4. FAIR VALUES22

5. CASH AND DUE FROM BANKS25

6. RELATED PARTY TRANSACTIONS25

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS30

9. INSURANCE30

10. ASSET MANAGEMENT AND OTHER SERVICES30

11. ADDITIONAL INFORMATION REQUIRED BY THE BCRA30

12 FINANCIAL RISK FACTORS33

13 FOREIGN TRADE FINANCING FACILITATION PROGRAM33

14 REPURCHASE OF TREASURY SHARES33

15 Prior commitment to merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.33

16 ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES34

17 SUBSEQUENT EVENTS36

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS37

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED42

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING44

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING45

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT46

SCHEDULE G - INTANGIBLE ASSETS47

SCHEDULE H – CONCENTRATION OF DEPOSITS48

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS49

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY50

SCHEDULE R – LOAN LOSS RISK PROVISIONS51

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION53

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME54

EARNING PER SHARE55

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY57

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW59

2. CASH AND DUE FROM BANKS65

3. FAIR VALUES65

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES67

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME68

6. RESTRICTED ASSETS69

7. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES69

8. LOAN AND DEBT ESTIMATED TERMS73

9. CAPITAL STOCK74

10. FINANCIAL RISK FACTORS75

11. SUBSEQUENT EVENTS75

SCHEDULE A – OTHER DEBT SECURITIES76

SCHEDULE G - INTANGIBLE ASSETS77

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY78

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2023, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 48 started on January 1, 2023
Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of June 30, 2023

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2023 and December 31, 2022

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	06/30/2023	12/31/2022
Cash and due from banks	4 and 5	61,926,617	72,928,960
Cash		34,537,150	28,813,503
Financial institutions and correspondents		27,243,449	44,072,350
Argentine Central Bank		23,455,723	40,961,828
Other local and financial institutions		3,787,726	3,110,522
Others		146,018	43,107
Debt Securities at fair value through profit or loss	4, 5, 7.1 and A	27,731,833	26,637,409
Derivatives	7.2 and 4	1,281,197	445,346
Reverse Repo transactions	4 and 7.3	162,345,318	32,519,197
Other financial assets	4, 5 and 7.4	12,647,767	12,215,916
Loans and other financing	4,7.5 and B	289,903,811	352,182,042
To the non-financial public sector		477,040	418,445
To the financial sector		1,444,798	971,191
To the Non-Financial Private Sector and Foreign residents		287,981,973	350,792,406
Other debt securities	4, 7.6 and A	344,958,331	417,659,849
Financial assets pledged as collateral	4 and 7.7	23,862,226	21,801,576
Deferred income tax assets		1,695,390	1,470,760
Investments in equity instruments	4 and A	448,930	757,264
Property, plant and equipment	F	26,257,941	27,685,872
Investment property	F	25,470,250	25,469,743
Intangible assets	G	33,360,486	33,565,549
Deferred income tax assets		14,311,841	17,918,032
Other non-financial assets	7.8	7,098,352	7,547,385
Inventories	7.9	-	101,092
TOTAL ASSETS		1,033,300,290	1,050,905,992

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2023 and December 31, 2022

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2022	12/31/2022
LIABILITIES
Deposits	4, 7.10 and H	805,929,887	825,005,782
Non-financial public sector		93,281,909	41,954,377
Financial sector		33,822	152,836
Non-financial private sector and foreign residents		712,614,156	782,898,569
Liabilities at fair value through profit or loss	4 and 7.11	675,273	3,223,330
Repo Transactions	4	877,618	-
Other financial liabilities	4 and 7.12	26,578,863	27,281,581
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.13	8,324,827	8,332,189
Unsubordinated debt securities	4	-	845,939
Provisions	7.14	2,168,429	2,549,010
Deferred income tax liabilities		192,113	274,297
Other non-financial liabilities	7.15	41,993,309	43,389,273
TOTAL LIABILITIES		886,740,319	910,901,401

SHAREHOLDERS' EQUITY
Capital stock		442,672	444,411
Paid in capital		123,163,986	127,853,029
Capital Adjustments		13,301,014	13,476,572
Own shares in portfolio		14,050	12,311
Comprehensive adjustment of shares in portfolio		1,417,725	1,242,167
Cost of treasury stock		(2,499,882)	(2,084,329)
Reserve		2,084,329	9,342,869
Retained earnings		-	(5,340,592)
Other comprehensive income		1,570,846	1,558,444
Net income for the period / year		6,949,545	(6,611,256)
Shareholders' Equity attributable to owners of the parent company		146,444,285	139,893,626
Shareholders' Equity attributable to non-controlling interests		115,686	110,965
TOTAL SHAREHOLDERS' EQUITY		146,559,971	140,004,591
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,033,300,290	1,050,905,992

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note	Six-month period ending on		Three-month period ending on
		06/30/2023	06/30/2022	06/30/2023	06/30/2022
Interest income	7.16	245,769,889	165,896,001	134,961,610	88,912,589
Interest expenses	7.17	(176,454,441)	(102,213,851)	(95,921,832)	(56,105,668)
Net interest income		69,315,448	63,682,150	39,039,778	32,806,921
Service fee income	7.19	22,029,738	23,844,558	10,976,887	11,633,196
Service fee expenses	7.20	(6,291,288)	(8,546,206)	(2,917,988)	(4,161,774)
Income from insurance activities	9	3,560,155	3,551,920	1,530,172	1,772,472
Net Service Fee Income		19,298,605	18,850,272	9,589,071	9,243,894
Subtotal		88,614,053	82,532,422	48,628,849	42,050,815
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.18	17,873,619	14,509,801	8,536,281	6,175,728
Result from assets withdrawals rated at amortized cost		174,088	832,828	186,919	523,834
Exchange rate difference on gold and foreign currency		1,321,668	2,240,496	683,124	1,052,104
Subtotal		19,369,375	17,583,125	9,406,324	7,751,666
Other operating income	7.21	5,616,709	6,698,476	3,006,566	3,042,699
Result from exposure to changes in the purchasing power of the currency		(14,029,833)	(13,719,477)	(7,532,135)	(6,798,156)
Loan loss provisions		(7,192,374)	(11,395,420)	(3,544,607)	(6,022,811)
Net operating income		92,377,930	81,699,126	49,964,997	40,024,213
Personnel expenses	7.22	(38,352,744)	(41,995,953)	(20,311,668)	(21,536,914)
Administration expenses	7.23	(19,334,582)	(20,677,283)	(9,554,678)	(10,754,552)
Depreciations and impairment of non-financial assets	7.24	(6,961,712)	(6,739,999)	(3,634,520)	(3,314,472)
Other operating expenses	7.25	(16,623,269)	(17,492,234)	(7,450,148)	(9,118,656)
Operating income		11,105,623	(5,206,343)	9,013,983	(4,700,381)
(Loss) before taxes from continuing operations		11,105,623	(5,206,343)	9,013,983	(4,700,381)
Income tax		(4,151,193)	773,715	(2,749,675)	943,236
Net (loss) for the period		6,954,430	(4,432,628)	6,264,308	(3,757,145)
Net (loss) for the period attributable to owners of the parent company		6,949,545	(4,428,157)	6,259,515	(3,753,352)
Net (loss) for the period attributable to non-controlling interests		4,885	(4,471)	4,793	(3,793)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period on June 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
NUMERATOR
Net (loss) for the period attributable to owners of the parent company	6,949,545	(4,428,157)	6,259,515	(3,753,352)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net (loss) attributable to owners of the parent company adjusted by dilution	6,949,545	(4,428,157)	6,259,515	(3,753,352)

DENOMINATOR

Weighted average of ordinary shares	442,784	456,722	442,672	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	442,784	456,722	442,672	456,722

Basic Income per share	15.67	(9.70)	14.14	(8.22)
Diluted Income per share	15.67	(9.70)	14.14	(8.22)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Net (loss) for the period	6,954,430	(4,432,628)	6,264,308	(3,757,145)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Net income from equity instrument at fair value through changes in other comprehensive income	(133,152)	(66,140)	(33,998)	(70,585)
Income for the period from equity instrument at fair value through other comprehensive income	(204,850)	(101,754)	(52,306)	(108,594)
Income tax	71,698	35,614	18,308	38,009
Total Other Comprehensive Income not to be reclassified to profit or loss	(133,152)	(66,140)	(33,998)	(70,585)
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	69,989	41,928	30,804	19,867
Foreign currency translation differences for the period	69,989	41,928	30,804	19,867
(Loss) from financial instrument at fair value through changes in other comprehensive income	79,697	(1,778,937)	124,283	(1,422,113)
(Loss) for the year from financial instrument at fair value through other comprehensive income	112,296	(2,686,751)	180,894	(2,141,747)
Income tax	(32,599)	907,814	(56,611)	719,634
Total Other Comprehensive Income to be reclassified to profit or loss	149,686	(1,737,009)	155,087	(1,402,246)
Total Other Comprehensive Income	16,534	(1,803,149)	121,089	(1,472,831)
Other comprehensive income attributable to owners of the parent company	16,667	(1,801,525)	121,026	(1,471,531)
Other comprehensive income attributable to non-controlling interests	(133)	(1,624)	63	(1,300)
Total Comprehensive (Loss)	6,970,964	(6,235,777)	6,385,397	(5,229,976)
Total comprehensive (loss) attributable to owners of the parent company	6,966,212	(6,229,682)	6,380,541	(5,224,883)
Total comprehensive (loss) attributable to non-controlling interests	4,752	(6,095)	4,856	(5,093)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	13,476,572	127,853,029	12,311	1,242,167	(2,084,329)	1,561,018	7,781,851	(11,951,848)	1,578,467	93,183	(113,206)	139,893,626	110,965	140,004,591
Other movements	-	-	-	-	-	-	-	-	4,265	-	-	(4,265)	-	(31)	(31)
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2023:
Reserves release	-	-	(4,689,043)	-	-	-	(1,561,018)	(5,697,522)	11,947,583	-	-	-	-	-	-
Acquisition of treasury shares	(1,739)	(175,558)	-	1,739	175,558	(415,553)	-	-	-	-	-	-	(415,553)	-	(415,553)
Net income for the period	-	-	-	-	-	-	-	-	6,949,545	-	-	-	6,949,545	4,885	6,954,430
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	69,989	(53,322)	16,667	(133)	16,534
Balance at June 30, 2023	442,672	13,301,014	123,163,986	14,050	1,417,725	(2,499,882)	-	2,084,329	6,949,545	1,578,467	163,172	(170,793)	146,444,285	115,686	146,559,971

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders ‘equity
							Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	14,718,739	127,853,029	1,561,017	12,045,209	(8,858,982)	2,398,923	1,188	1,153,163	151,329,008	120,232	151,449,240
Share premium in subsidiaries	-	-	-	-	480	-	-	-	-	480	121	601
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2022:
Constitution of reserves	-	-	-	-	(3,522,219)	3,522,219	-	-	-	-	-	-
Dividend payment	-	-	-	-	(741,141)	-	-	-	-	(741,141)	-	(741,141)
Net loss for the period	-	-	-	-	-	(4,428,157)	-	-	-	(4,428,157)	(4,471)	(4,432,628)
Other comprehensive loss for the period	-	-	-	-	-	-	-	41,928	(1,843,453)	(1,801,525)	(1,624)	(1,803,149)
Balance at June 30, 2022	456,722	14,718,739	127,853,029	1,561,017	7,782,329	(9,764,920)	2,398,923	43,116	(690,290)	144,358,665	114,258	144,472,923

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2023	06/30/2022
CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss) for the period before Income Tax	11,105,623	(5,206,343)

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	6,961,712	6,739,999
Loan loss provisions	7,192,374	11,395,420
Other adjustments
-Exchange rate difference on gold and foreign currency	(1,321,668)	(2,240,496)
- Interests from loans and other financing	(245,769,889)	(165,896,001)
- Interests from deposits and financing received	176,454,441	102,213,851
-Net income from financial instruments at fair value through profit or loss	(17,873,619)	(14,509,801)
-Result from derecognition of financial assets measured at amortized cost	(174,088)	(832,828)
-Result from exposure to changes in the purchasing power of the currency	14,029,833	13,719,477
-Interest on liabilities for financial leases	210,462	474,742
-Allowances reversed	(1,635,273)	(2,774,268)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	20,631,309	16,621,660
Derivatives	(835,851)	(48,563)
Reverse Repo transactions	(129,826,121)	110,427,147
Loans and other financing
To the non-financial public sector	(58,595)	(584,056)
To the other financial entities	(473,607)	(90,946)
To the non-financial sector and foreign residents (*)	303,023,221	199,260,979
Other debt securities	72,701,518	(226,864,889)
Financial assets pledged as collateral	(2,060,650)	3,384,752
Other assets (*)	378,600	13,290,820

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	51,327,532	19,433,203
Financial sector	(119,014)	136,805
Private non-financial sector and foreign residents	(246,738,854)	(51,327,517)
Liabilities at fair value through profit or loss	(2,548,057)	(1,041,914)
Repo Transacions	877,618	-
Other liabilities (*)	(2,603,523)	(26,687,037)
Income Tax paid	(884,415)	(751,746)

Net cash (used in) / provided by operating activities (A)	11,971,019	(1,757,550)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(4,627,460)	(4,401,063)

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities", 976,732 rights of use of leased properties were eliminated, corresponding to non-monetary transactions.

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2023	06/30/2022
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	251,526	53,354
Purchase of liability or equity instruments issued by other entities	308,334	269,128

Net cash used in investing activities (B)	(4,067,600)	(4,078,581)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(1,062,966)	(2,725,028)
Unsubordinated debt securities	(845,939)	(1,931,951)
Financing received from Argentine Financial Institutions	(59,586,002)	(179,818,223)
Dividend payment	-	(741,141)
Repurchase of own shares	(415,553)	-

Collections:
Financing received from Argentine Financial Institutions	59,578,640	167,813,640

Net cash used in financing activities (C)	(2,331,820)	(17,402,703)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	22,977,788	20,103,655

Result from exposure to changes in the purchasing power of the currency of cash and equivalents (E)	(35,685,953)	(28,270,329)
Net increase in cash and cash equivalents (A+B+C+D+E)	(7,136,566)	(31,405,508)
Cash and cash equivalents at the beginning of the period (NOTE 5)	81,661,219	130,415,217
Cash and cash equivalents at the end of the period (NOTE 5)	74,524,653	99,009,709

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañia Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A ., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on August 23, 2023.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 692 million and 217 million would have been recorded in the Group's equity as of June 30, 2023 and December 31, 2022, respectively.
●	Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 960 million and 302 million would have been recorded in the Bank's equity as of June 30, 2023 and 31 December 2022, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2022 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

It should be noted that these interim condensed financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements except for the changes in accounting standards described in Note 1.1.4.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of June 30, 2023.

1.1.3Comparative information

The balances for the year ended December 31, 2022 and for the six-month period ended June 30, 2022 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of June 30, 2022 and December 31, 2022 in order to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following are changes that were made effective over the course of the quarter ended on June 30, 2023:

(a)	IFRS 17 “Insurance contracts”

On May 18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The adoption of these amendments did not have a significant impact on these financial statements.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The application of this standard had no impact for the Group.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The adoption of these amendments had no impact on these financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The changes that have not entered into force as of June 30, 2023 are set out below:

(a)	Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(b)	Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(c)  Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the fiscal years beginning on or after January 1, 2025 and allow early application.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2022.

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	June 30, 2023			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Overdrafts	39,357,762	360,267	239,135	39,957,164
Documents	30,146,551	365,327	404,535	30,916,413
Mortgage loans	31,703,937	2,764,164	699,185	35,167,286
Pledge loans	9,093,678	1,417,332	335,743	10,846,753
Personal loans	32,778,954	6,495,636	2,281,740	41,556,330
Individuals and Business	32,778,954	6,495,636	2,281,740	41,556,330
Credit cards	75,518,943	8,253,230	2,933,496	86,705,669
Individuals and Business	75,518,943	8,253,230	2,933,496	86,705,669
Financial Lease	13,782,735	138,721	252,153	14,173,609
Others	107,478,851	3,372,980	3,532,898	114,384,729
Total	339,861,411	23,167,657	10,678,885	373,707,953

1.2.2 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2022	5,217,754	4,529,366	9,472,890	19,220,010
Transfers:
From Stage 1 to Etapa 2	(210,536)	1,765,911	-	1,555,375
From Stage 1 to Etapa 3	(38,326)	-	991,552	953,226
From Stage 2 to Etapa 3	-	(391,988)	3,802,956	3,410,968
From Stage 2 to Etapa 1	68,654	(158,061)	-	(89,407)
From Stage 3 to Etapa 2	-	11,170	(131,135)	(119,965)
From Stage 3 to Etapa 1	(1,181)	-	(41,238)	(42,419)
Additions	1,629,984	-	-	1,629,984
Collections	(1,628,114)	(1,741,784)	(4,593,411)	(7,963,309)
Accruals	(613,461)	961,605	399,830	747,974
Withdrawn financial assets	(1,227,480)	(2,459,796)	(3,421,283)	(7,108,559)
Exchange Differences and Others	53,806	26,673	337,675	418,154
Allowances for loan losses as of 06/30/2023	3,251,100	2,543,096	6,817,836	12,612,032

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2022	347,816,852	31,839,753	15,313,172	394,969,777
Transfers:
From Stage 1 to Etapa 2	(7,972,048)	14,486,144	-	6,514,096
From Stage 1 to Etapa 3	(932,541)	-	932,541	-
From Stage 2 to Etapa 3	-	(1,679,766)	4,633,322	2,953,556
From Stage 2 to Etapa 1	3,430,156	(3,430,156)	-	-
From Stage 3 to Etapa 2	-	161,345	(161,345)	-
From Stage 3 to Etapa 1	68,353	-	(68,353)	-
Additions	150,522,727	-	-	150,522,727
Collections	(92,252,755)	(6,369,044)	(5,255,338)	(103,877,137)
Accruals	(100,907,254)	(11,331,325)	(2,053,768)	(114,292,347)
Withdrawn financial assets	(1,227,480)	(2,459,796)	(3,421,283)	(7,108,559)
Exchange Differences and Others	5,915,853	141,960	759,937	6,817,750
Assets Before Allowances as of 06/30/2023	304,461,863	21,359,115	10,678,885	336,499,863

	Assets Before Allowances			Total as of June 30, 2023
	Stage 1	Stage 2	Stage 3
Promissory notes	39,357,762	360,267	239,135	39,957,164
Unsecured corporate loans	47,859,436	592,633	1,317,579	49,769,648
Overdrafts	24,456,847	341,322	404,535	25,202,704
Mortgage loans	31,703,937	2,764,164	699,185	35,167,286
Automobile and other secured loans	9,093,678	1,417,332	335,743	10,846,753
Personal loans	32,778,954	6,495,636	2,281,740	41,556,330
Credit card loans	45,809,591	6,468,692	2,933,496	55,211,779
Foreign Trade Loans	16,149,702	2,353,929	1,915,782	20,419,413
Other financings	42,787,600	267,428	216,418	43,271,446
Other receivables from financial transactions	681,621	158,991	83,119	923,731
Receivables from financial leases	13,782,735	138,721	252,153	14,173,609
Subtotal	304,461,863	21,359,115	10,678,885	336,499,863
Allowances for loan losses	(3,251,100)	(2,543,096)	(6,817,836)	(12,612,032)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Assets Before Allowances			Total as of June 30, 2023
Total	301,210,763	18,816,019		3,861,049	323,887,831

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				06/30/2023		12/31/2022
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	99.91%	7.85%	99.91%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				06/30/2023		12/31/2022
				Direct	Direct and Indirect	Direct	Direct and Indirect
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 06/30/23 and 12/31/22

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 500,000
-	"Small and Medium Size Companies", companies that record annual sales of over 500,000 up to 5,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 5,000,000 up to 7,000,000
-	Big Companies. Grandes companies that record annual sales of over 7,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.

Likewise, as of September 2022, IUDU's client and financing portfolio was acquired by the Bank and has been allocated to the Personal and Business Banking segment. The transfer of clients and the back office from IUDU to the bank was completed in the last quarter of 2022.

b-    Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.

c-    Bank Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.

d-    Consumer Finance: Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.

e-    Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

f-    Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management, retail brokerage services through InvertirOnline, non-financial products through Espacio Cordial Servicios, and until February 2023 offered payment solutions. to retailers through Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

During this period, the Group has made the following grouping changes in its information by segments, which were considered in the information presented for comparative purposes:

i) Within the segment "Personal and Business Banking" this period includes the operation of MILA (pledges), which was previously reflected in the "Consumption" segment. On the other hand, as explained above, IUDU's customer and financing portfolio was included within the Personal and Business Banking segment because said portfolio was acquired by the Bank during the last quarter of 2022.

ii) Within the "Consumer" segment, only the operations of IUDU and Tarjeta Automática S.A. are reflected, operations that are within a merger process of said companies with Banco Supervielle as described in note 15 to these financial statements.

iii) Within the segment “Adm. FCI and Other Segments” includes the operation of Espacio Cordial Servicios (previously in the “Consumer” segment), which is currently not within the same management framework as the operations described in ii).

The following chart includes information by segment as of June 30,2023 and 2022, and December 31, 2022, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2023
Interest income	59,458,674	30,377,008	152,858,911	2,569,637	5,035	304,055	196,569	245,769,889
Interest expenses	(58,821,768)	(19,209,642)	(97,411,866)	(1,621,530)	-	(151,593)	761,958	(176,454,441)
Distribution of results by Treasury	29,301,917	1,199,103	(30,501,020)	-	-	-	-	-
Net interest income	29,938,823	12,366,469	24,946,025	948,107	5,035	152,462	958,527	69,315,448
Services Fee Income	15,145,107	1,895,347	143,288	3,538	-	5,280,230	(437,772)	22,029,738
Services Fee Expenses	(5,640,100)	(361,598)	(155,280)	(25,811)	-	(193,152)	84,653	(6,291,288)
Income from insurance activities	-	-	-	-	3,247,738	-	312,417	3,560,155
Net Service Fee Income	9,505,007	1,533,749	(11,992)	(22,273)	3,247,738	5,087,078	(40,702)	19,298,605
Subtotal	39,443,830	13,900,218	24,934,033	925,834	3,252,773	5,239,540	917,825	88,614,053
Net income from financial instruments at fair value through profit or loss	166,843	-	14,881,514	119,649	1,602,007	800,516	303,090	17,873,619
Income from withdrawal of assets rated at amortized cost	-	-	245,611	-	-	-	(71,523)	174,088
Exchange rate difference on gold and foreign currency	347,606	96,546	314,633	52,329	73	124,783	385,698	1,321,668
NIFFI And Exchange Rate Differences	514,449	96,546	15,441,758	171,978	1,602,080	925,299	617,265	19,369,375
Result from exposure to changes in the purchasing power of the currency	6,383,760	(2,231,723)	(12,950,409)	(316,186)	(2,063,824)	(977,357)	(1,874,094)	(14,029,833)
Other operating income	3,526,452	1,754,157	154,722	92,756	14,307	504,628	(430,313)	5,616,709
Loan loss provisions	(6,845,196)	(322,950)	(14,020)	-	-	-	(10,208)	(7,192,374)
Net operating income	43,023,295	13,196,248	27,566,084	874,382	2,805,336	5,692,110	(779,525)	92,377,930
Personnel expenses	(27,941,649)	(5,053,054)	(2,367,361)	(183,831)	(924,735)	(1,841,621)	(40,493)	(38,352,744)
Administration expenses	(15,555,765)	(1,146,703)	(881,642)	(613,901)	(743,590)	(984,738)	591,757	(19,334,582)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2023
Depreciations and impairment of non-financial assets	(5,465,096)	(872,738)	(367,959)	-	(73,196)	(85,331)	(97,392)	(6,961,712)
Other operating expenses	(8,119,302)	(2,519,097)	(5,172,398)	(164,202)	(807)	(534,266)	(113,197)	(16,623,269)
Operating income	(14,058,517)	3,604,656	18,776,724	(87,552)	1,063,008	2,246,154	(438,850)	11,105,623
Result from associates and joint ventures	-	-	-	(11,660)	-	45,013	(33,353)	-
Result before taxes	(14,058,517)	3,604,656	18,776,724	(99,212)	1,063,008	2,291,167	(472,203)	11,105,623
Income tax	4,857,966	(1,294,489)	(6,779,777)	(37,369)	(349,806)	(648,899)	101,181	(4,151,193)
Net (loss) / income	(9,200,551)	2,310,167	11,996,947	(136,581)	713,202	1,642,268	(371,022)	6,954,430
Net (loss) / income for the period attributable to owners of the parent company	(9,200,551)	2,310,167	11,996,947	(136,581)	713,202	1,642,268	(375,907)	6,949,545
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	4,885	4,885
Other comprehensive (loss) / income	(24,453)	(12,125)	(93,241)	-	-	69,989	76,364	16,534
Other comprehensive (loss) / income attributable to owners of the parent company	(24,453)	(12,125)	(93,241)	-	-	69,989	76,497	16,667
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(133)	(133)
Comprehensive (loss) / income for the period	(9,225,004)	2,298,042	11,903,706	(136,581)	713,202	1,712,257	(294,658)	6,970,964
Comprehensive (loss) / income attributable to owners of the parent company	(9,225,004)	2,298,042	11,903,706	(136,581)	713,202	1,712,257	(299,410)	6,966,212
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	4,752	4,752

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2023
Cash and due from banks	33,700,976	1,204,739	25,361,772	1,618,495	3,736	771,180	(734,281)	61,926,617
Debt securities at fair value through profit or loss	37,051	1,056,837	25,403,316	1,225	-	1,233,404	-	27,731,833
Loans and other financing	174,451,842	105,865,258	8,384,750	-	2,285,868	314,234	(1,398,141)	289,903,811
Other debt securities	-	-	338,917,294	-	2,343,558	321,713	3,375,766	344,958,331
Other Assets	22,072,110	9,769,498	234,480,457	19,637,161	3,178,028	2,558,299	17,084,145	308,779,698
Total Assets	230,261,979	117,896,332	632,547,589	21,256,881	7,811,190	5,198,830	18,327,489	1,033,300,290

Liabilities by segments
Deposits	390,319,447	118,000,699	292,838,709	7,154,891	-	900	(2,384,759)	805,929,887
Financing received from the Argentine Central Bank and others financial institutions	43,264	170	8,254,318	485,497	-	366,125	(824,547)	8,324,827
Other liabilities	28,615,166	5,434,420	7,184,828	1,060,167	3,190,500	1,754,692	25,245,832	72,485,605
Total Liabilities	418,977,877	123,435,289	308,277,855	8,700,555	3,190,500	2,121,717	22,036,526	886,740,319

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2022
Interest income	48,068,123	25,479,609	84,785,969	10,516,351	2,682	18,201	(2,974,934)	165,896,001
Interest expenses	(30,586,958)	(6,275,208)	(62,040,032)	(6,788,017)	-	-	3,476,364	(102,213,851)
Distribution of results by Treasury	11,027,714	(10,361,135)	(666,579)	-	-	-	-	-
Net interest income	28,508,879	8,843,266	22,079,358	3,728,334	2,682	18,201	501,430	63,682,150
Services Fee Income	15,555,029	1,748,641	135,852	2,413,753	-	4,383,540	(392,257)	23,844,558
Services Fee Expenses	(5,372,879)	(456,517)	(376,908)	(2,072,798)	-	(516,466)	249,362	(8,546,206)
Income from insurance activities	-	-	-	-	3,157,943	-	393,977	3,551,920
Net Service Fee Income	10,182,150	1,292,124	(241,056)	340,955	3,157,943	3,867,074	251,082	18,850,272
Subtotal	38,691,029	10,135,390	21,838,302	4,069,289	3,160,625	3,885,275	752,512	82,532,422
Net income from financial instruments at fair value through profit or loss	-	-	10,945,638	1,230,655	880,706	1,014,460	438,342	14,509,801
Income from withdrawal of assets rated at amortized cost	-	-	839,168	-	-	-	(6,340)	832,828
Exchange rate difference on gold and foreign currency	514,752	110,886	1,285,225	(15,668)	32	60,156	285,113	2,240,496
NIFFI And Exchange Rate Differences	514,752	110,886	13,070,031	1,214,987	880,738	1,074,616	717,115	17,583,125

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2022
Result from exposure to changes in the purchasing power of the currency	1,517,403	(2,901,107)	(9,290,919)	935,455	(1,279,547)	(839,366)	(1,861,396)	(13,719,477)
Other operating income	3,665,833	2,302,063	190,821	1,024,619	21,123	134,802	(640,785)	6,698,476
Loan loss provisions	(6,885,313)	(1,009,429)	253,546	(3,754,224)	-	-	-	(11,395,420)
Net operating income	37,503,704	8,637,803	26,061,781	3,490,126	2,782,939	4,255,327	(1,032,554)	81,699,126
Personnel expenses	(28,060,625)	(4,061,325)	(2,148,022)	(4,327,246)	(850,356)	(2,511,950)	(36,429)	(41,995,953)
Administration expenses	(14,365,444)	(1,294,059)	(993,318)	(2,800,927)	(763,523)	(967,992)	507,980	(20,677,283)
Depreciations and impairment of non-financial assets	(5,098,230)	(763,180)	(340,043)	(256,200)	(80,330)	(78,678)	(123,338)	(6,739,999)
Other operating expenses	(8,133,934)	(2,752,167)	(4,783,243)	(1,403,587)	(453)	(357,169)	(61,681)	(17,492,234)
Operating income	(18,154,529)	(232,928)	17,797,155	(5,297,834)	1,088,277	339,538	(746,022)	(5,206,343)
Result from associates and joint ventures	-	-	-	(401,499)	-	26,152	375,347	-
Result before taxes from continuing operations	(18,154,529)	(232,928)	17,797,155	(5,699,333)	1,088,277	365,690	(370,675)	(5,206,343)
Income tax	6,757,821	250,261	(5,276,002)	(86,312)	(662,006)	(201,537)	(8,510)	773,715
Net (loss) / income	(11,396,708)	17,333	12,521,153	(5,785,645)	426,271	164,153	(379,185)	(4,432,628)
Net (loss) / income for the period attributable to owners of the parent company	(11,396,708)	17,333	12,521,153	(5,785,645)	426,271	164,153	(374,714)	(4,428,157)
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	(4,471)	(4,471)
Other comprehensive (loss) / income	(4,434)	(1,705)	(1,578,126)	-	-	41,928	(260,812)	(1,803,149)
Other comprehensive (loss) / income attributable to owners of the parent company	(4,434)	(1,705)	(1,578,126)	-	-	41,928	(259,188)	(1,801,525)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(1,624)	(1,624)
Comprehensive (loss) / income for the period	(11,401,142)	15,628	10,943,027	(5,785,645)	426,271	206,081	(639,997)	(6,235,777)
Comprehensive (loss) / income attributable to owners of the parent company	(11,401,142)	15,628	10,943,027	(5,785,645)	426,271	206,081	(633,902)	(6,229,682)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(6,095)	(6,095)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022

Cash and due from banks	28,197,776	1,151,715	42,865,566	331,207	3,053	569,419	(189,776)	72,928,960
Debt securities at fair value through profit or loss	109,908	2,437,988	22,858,626	1,188,009	-	42,878	-	26,637,409
Loans and other financing	217,369,560	124,137,029	9,910,874	84,642	2,652,974	276,187	(2,249,224)	352,182,042
Other debt securities	-	-	412,318,580	2	1,737,405	296,729	3,307,133	417,659,849
Other Assets	24,167,196	7,791,843	97,414,596	19,622,399	3,246,129	4,638,672	24,616,897	181,497,732
Total Assets	269,844,440	135,518,575	585,368,242	21,226,259	7,639,561	5,823,885	25,485,030	1,050,905,992

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022
Deposits	369,295,600	95,811,540	354,409,016	6,136,096	-	105,239	(751,709)	825,005,782
Financing received from the Argentine Central Bank and others financial institutions	53,350	133	8,278,715	446,695	-	733,241	(1,179,945)	8,332,189
Unsubordinated debt securities	19,399	6,588	819,952	-	-	-	-	845,939
Other liabilities	28,564,163	5,844,963	8,097,883	1,950,556	3,202,322	1,954,979	27,102,625	76,717,491
Total Liabilities	397,932,512	101,663,224	371,605,566	8,533,347	3,202,322	2,793,459	25,170,971	910,901,401

4.	FAIR VALUES

The Group classifies the fair values of financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quoted

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on Grupo Supervielle’s specific estimates. If all significant inputs required to determine fair value a financial instrument are observable, such instrument is included in level 2. If the inputs used to determine the price are not observable, the instrument will be included in Level 3.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

Grupo Supervielle’s financial instruments measured at fair value as of June 30, 2023 and December 31,2022 are detailed below:

Instrument portfolio as of 06/30/2023	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	27,263,520	468,313	-
- Derivatives	1,281,197	-	-
- Other financial assets	7,087,521	-	-
- Other debt securities	6,654,101	3,803,310	-
- Financial assets pledged as collateral	23,771,483	-	-
- Investments in Equity Instruments	122,640	-	326,290
Total Assets	66,180,462	4,271,623	326,290
Liabilities
- Liabilities at fair value through profit or loss	675,273	-	-
- Other financial liabilities	26,201,616	-	-
Total Liabilities	26,876,889	-	-

Instrument portfolio as of 12/31/2022	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	26,598,755	38,654	-
- Derivatives	445,346	-	-
- Other financial assets	8,983,835	-	-
- Other debt securities	11,443,197	304,589,360	-
- Financial assets pledged as collateral	21,670,627	-	-
- Investments in Equity Instruments	405,272	-	351,992
Total Assets	69,547,032	304,628,014	351,992
Liabilities
- Liabilities at fair value through profit or loss	3,223,330	-	-
- Other financial liabilities	26,841,376	-	-
Total Liabilities	30,064,706	-	-

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2022	Transfers	Additions	Disposals	P/L	06/30/2023
Assets
- Debt securities at fair value through profit or loss	351,992	-	92,435	-	(118,137)	326,290

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

The Group uses valuation techniques using spot rate curves that estimate yield curves based on market prices market. They are detailed below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of June 30, 2023, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2023 and December 31, 2022   :

Other Financial Instruments as of 06/30/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	61,926,617	61,926,617	61,926,617	-	-
-Other financial assets	5,560,246	5,560,246	5,560,246	-	-
-Loans and other financing	289,903,811	286,664,926	-	-	286,664,926
- Repo transactions	162,345,318	162,345,318	162,345,318	-	-
- Other Debt Securities	334,500,920	336,524,140	55,951,304	280,572,836	-
-Financial assets in as guarantee	90,743	90,743	90,743	-	-
	854,327,655	853,111,990	285,874,228	280,572,836	286,664,926
Financial Liabilities
-Deposits	805,929,887	802,620,379	-	-	802,620,379
- Other financial liabilities	377,247	377,247	377,247	-	-
- Repo transactions	877,618	877,618	877,618	-	-
-Financing received from the BCRA and other financial institutions	8,324,827	10,236,769	-	-	10,236,769
	815,509,579	814,112,013	1,254,865	-	812,857,148

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

-Cash and due from Banks	72,928,960	72,928,961	72,928,961	-	-
-Other financial assets	3,232,081	3,232,081	3,232,081	-	-
-Loans and other financing	352,182,042	353,367,491	-	-	353,367,491
- Repo transactions	32,519,197	32,519,197	32,519,197	-	-
- Other Debt Securities	101,627,292	103,655,482	103,655,482	-	-
-Financial assets pledged as collateral	130,949	130,949	130,949	-	-
	562,620,521	565,834,161	212,466,670	-	353,367,491
Financial Liabilities
-Deposits	825,005,782	846,856,297	-	-	846,856,297
-Other financial liabilities	440,205	440,205	440,205	-	-
-Finances received from the BCRA and other financial institutions	8,332,189	13,081,059	-	-	13,081,059
- Unsubordinated debt securities	845,939	845,939	845,939	-	-
	834,624,115	861,223,500	1,286,144	-	859,937,356

5.	CASH AND DUE FROM BANKS

The composition of the cash on each of the indicated dates is detailed below:

Item	06/30/2023	12/31/2022	06/30/2022	12/31/2021
Cash and due from banks	61,926,617	72,928,960	86,784,452	95,610,558
Debt securities at fair value through profit or loss	12,082,882	8,453,989	9,765,097	30,536,761
Money Market Funds	515,154	278,270	2,460,160	4,267,898
Cash and cash equivalents	74,524,653	81,661,219	99,009,709	130,415,217

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	06/30/2023	12/31/2022	06/30/2022	12/31/2021
Cash and due from Banks
As per Statement of Financial Position	61,926,617	72,928,960	86,784,452	95,610,558
As per the Statement of Cash Flows	61,926,617	72,928,960	86,784,452	95,610,558
Debt securities at fair value through profit or loss
As per Statement of Financial Position	27,731,833	26,637,409	41,121,857	65,967,371
Securities not considered as cash equivalents	(15,648,951)	(18,183,420)	(31,356,760)	(35,430,610)
As per the Statement of Cash Flows	12,082,882	8,453,989	9,765,097	30,536,761
Money Market Funds
As per Statement of Financial Position – Other financial assets	12,647,767	12,215,916	21,450,468	40,777,720
Other financial assets not considered as cash	(12,132,613)	(11,937,646)	(18,990,308)	(36,509,822)
As per the Statement of Cash Flow	515,154	278,270	2,460,160	4,267,898

Reconciliation of financing activities at June 30, 2023 is as follows:

Items	Balances at 12/31/2022	Cash Flows		Other non-cash movements	Balances at 06/30/2023
		Collections	Payments
Unsubordinated debt securities	845,939	-	(845,939)	-	-
Financing received from the Argentine Central Bank and other financial institutions	8,332,189	59,578,640	(59,586,002)	-	8,324,827
Lease Liabilities	2,363,379	-	(1,062,966)	728,437	2,028,850
Total	11,541,507	59,578,640	(61,494,907)	728,437	10,353,677

6.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of June 30, 2023 and December 31, 2022 amounts to the 29.86% and 35.12% respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022
Aggregate total financial exposure	2,826,113	673,747
Number of recipient related parties	77	80
(a) Individuals	65	70
(b) Companies	12	10
Average total financial exposure	36,703	8,422
Single largest exposure	1,387,195	358,255

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	06/30/2023	12/31/2022
7.1 Debt securities at fair value through profit or loss
Government securities	25,584,297	23,724,945
Corporate securities	2,147,536	2,912,464
	27,731,833	26,637,409
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	1,083,223	311,619
Debtor balances related to forward operations in foreign currency	64,248	83,928
Sales options	133,726	49,799
	1,281,197	445,346
7.3 Repo Transactions
Financial debtors from cash sales to be settled and active repos	39,096	54,424
Financial debtors for active repos of government securities	819,396	1,012,173
Financial debtors for active repos of I.R.M. with Argentine Central Bank	161,083,419	31,328,506
Accrued interest receivable for active repos	403,407	124,094
	162,345,318	32,519,197
7.4 Other financial assets
Common investment fund	1,554,442	238,681
Participation Certificates in Financial Trusts	197,443	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2023	12/31/2022
Investments in Asset Management and Other Services	2,100,944	3,261,021
Other investments	2,552,946	1,553,016
Receivable from spot sales pending settlement	4,353,720	3,609,293
Several debtors	1,663,799	3,526,820
Miscellaneous debtors for credit card operations	359,408	251,790
Allowances	(134,935)	(224,705)
	12,647,767	12,215,916
7.5 Loans and other financing
Non‑financial public sector	477,040	418,445
Financial sector	1,444,798	971,191
Loans	1,449,706	979,533
Less: allowances	(4,908)	(8,342)
Non‑financial private sector and foreign residents:	287,981,973	350,792,406
Loans	282,092,740	349,878,719
Overdrafts	23,408,080	21,236,428
Promissory notes	89,850,981	113,381,762
Mortgage loans	2,890,291	4,534,812
Automobile and other secured loans	10,163,237	10,919,894
Personal loans	39,245,811	54,392,605
Credit card loans	55,273,453	74,603,078
Foreign trade loans and U$S loans	14,014,109	16,783,477
Others	11,547,237	13,263,924
Interest and price differences accrued receivable	42,404,059	46,771,161
(documented interests)	(6,119,776)	(6,202,019)
IFRS adjustments	(584,742)	193,597
Receivables from financial leases	14,173,609	16,241,996
Others	3,362,142	3,065,779
Less: allowances	(11,646,518)	(18,394,088)
	289,903,811	352,182,042

7.6 Other debt securities
Debt securities	6,637,594	8,527,010
Debt securities of financial trusts	116,932	-
Goverment securities	60,348,735	66,905,946
Securities issued by the Argentine Central Bank	277,893,447	342,285,315
Others	49	72
Allowance	(38,426)	(58,494)
	344,958,331	417,659,849
7.7 Financial assets pledged as collateral
Government in guarantee for repo operations	763,696	-
Special guarantees accounts in the Argentine Central Bank	13,866,646	15,512,062
Deposits in guarantee	9,231,884	6,289,514
	23,862,226	21,801,576
7.8 Other non-financial assets
Other Miscellaneous assets	3,613,861	3,723,248
Loans to employees	334,453	1,296,040
Payments in advance	2,579,719	2,008,779
Works of art and collector's pieces	122,877	124,621
Retirement insurance	182,080	187,701
Other non-financial assets	265,362	206,996
	7,098,352	7,547,385

7.9 Inventories
Electronics	-	101,092
	-	101,092
7.10 Deposits
Non-financial sector	93,281,909	41,954,377
Financial sector	33,822	152,836
Current accounts	61,201,799	76,205,772
Savings accounts	252,939,316	269,472,200
special checking accounts	128,010,169	139,158,191
Fixed term and term investments	222,476,513	227,144,447
Investment accounts	26,742,157	48,787,100
Others	8,597,576	9,294,172

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

06/30/2023	12/31/2022
Interest and Adjustments	12,646,626	12,836,687
	805,929,887	825,005,782
7.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	675,273	1,913,793
Liabilities for transactions in foreign currency	-	1,309,537
	675,273	3,223,330
7.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	4,090,757	3,108,137
Collections and other operations on behalf of third parties	19,905,144	21,678,383
Fees accrued to pay	7,130	5,545
Financial guarantee contracts	24,566	36,769
Lease liability	2,028,851	2,363,379
Others	522,415	89,368
	26,578,863	27,281,581
7.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	5,156,432	5,754,869
Financing received from international institutions	3,168,395	2,577,320
	8,324,827	8,332,189
7.14 Provisions
Provisions for unutilized balances	1,207,740	1,731,303
Eventual commitments	823,024	686,239
Other contingencies	137,665	131,468
	2,168,429	2,549,010
7.15 Other non-financial liabilities
Payroll and social securities	16,162,292	17,055,366
Sundry creditors	12,669,029	13,872,976
Tax payable	10,131,890	10,677,262
Planned payment orders pending settlement	2,415,604	1,127,193
Revenue from contracts with customers (1)	490,993	494,253
Contribution to the deposit guarantee fund	95,927	98,953
Others non- financial liabilities	27,574	63,270
	41,993,309	43,389,273

	Six-month period ending on		Three-month period ending on
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
7.16 Interest income
Interest on overdrafts	8,750,260	4,440,580	4,767,443	2,195,387
Interest on promissory notes	12,419,825	15,714,933	6,050,582	7,113,682
Interest on personal loans	17,237,239	24,331,098	8,282,210	11,667,352
Interest on promissory notes	18,188,845	8,811,947	8,979,649	4,245,243
Interest on credit card loans	11,323,536	10,214,922	5,215,583	5,181,313
Interest on mortgage loans	13,892,601	12,907,357	7,751,999	7,591,513
Interest on automobile and other secured loan	2,997,688	3,022,534	1,552,527	1,426,311
Interest on foreign trade loans and USD loans	909,258	1,112,848	450,210	513,569
Interest on financial leases	4,184,852	3,182,906	2,184,391	1,750,546
Interest on public and private securities measured at amortized cost	123,407,502	73,962,383	65,335,845	43,982,795
Others	32,458,283	8,194,493	24,391,171	3,244,878
	245,769,889	165,896,001	134,961,610	88,912,589
7.17 Interest Expenses
Interest on current accounts deposits	77,799,039	37,998,888	39,171,219	21,217,872
Interest on time deposits	96,493,474	62,106,060	55,505,677	33,757,354
Interest on other liabilities from financial transactions	953,439	1,480,454	540,294	760,793
Interest on financing from the financial sector	444,620	316,343	95,756	164,812
Others	763,869	312,106	608,886	204,837
	176,454,441	102,213,851	95,921,832	56,105,668
7.18 Net income from financial instruments at fair value through profit or loss

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Income from corporate and government securities	16,448,548	12,967,108	7,722,039	5,358,419
Income from securities issued by the Argentine Central Bank	119,649	1,230,658	-	702,755
Derivatives	1,305,422	312,035	814,242	114,554
	17,873,619	14,509,801	8,536,281	6,175,728
7.19 Service Fees Income
Commissions from deposit accounts	9,377,893	9,743,144	4,629,243	4,748,732
Commissions from credit and debit cards	5,214,487	7,341,276	2,518,669	3,627,757
Commissions from loans operations	116,679	311,172	58,127	158,482
Commissions from miscellaneous operations	7,189,373	6,333,329	3,709,906	3,045,586
Others	131,306	115,637	60,942	52,639
	22,029,738	23,844,558	10,976,887	11,633,196
7.20 Services Fees expenses
Commissions paid	6,145,018	8,303,204	2,840,570	4,065,524
Export and foreign currency operations	146,270	243,002	77,418	96,250
	6,291,288	8,546,206	2,917,988	4,161,774
7.21 Other operating incomes
Loans recovered and allowances reversed	1,635,273	2,774,268	915,353	835,399
Rental from safety boxes	506,309	585,971	253,698	293,842
Commissions from trust services	44,562	58,890	26,619	54,222
Adjust other credits	427,874	280,556	201,057	146,702
Sales of property. plant and equipment	6,266	49,745	-	35,317
Default interests	649,004	458,742	297,755	240,103
Others	2,347,421	2,490,304	1,312,084	1,437,114
	5,616,709	6,698,476	3,006,566	3,042,699
7.22 Personnel expenses
Payroll and social securities	36,024,212	39,110,276	18,928,179	20,353,206
Personnel expenses	2,328,532	2,885,677	1,383,489	1,183,708
	38,352,744	41,995,953	20,311,668	21,536,914

7.23 Administration expenses
Directors´ and statutory auditors´fees	591,266	560,244	345,856	315,190
Other fees	6,158,383	5,891,725	3,008,810	2,967,300
Advertising and publicity	960,776	1,552,441	514,897	905,894
Taxes	4,554,377	4,792,691	2,326,275	2,519,411
Maintenance. security and services	4,566,719	5,193,357	2,152,233	2,700,231
Rent	11,432	75,921	4,238	40,368
Others	2,491,629	2,610,904	1,202,369	1,306,158
	19,334,582	20,677,283	9,554,678	10,754,552
7.24 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	1,154,290	1,267,902	562,403	625,437
Depreciation of other non-financial assets	701,468	519,613	324,826	262,904
Amortization of intangible assets (Schedule G)	3,437,169	3,499,334	1,722,663	1,710,359
Depreciation of rent asstes by right of use (Schedule F)	1,663,661	1,453,150	1,023,854	715,772
Impairment of furniture and facilities	5,124	-	774	-
	6,961,712	6,739,999	3,634,520	3,314,472
7.25 Other operating expenses
Promotions related with credit cards	851,400	1,400,653	405,653	566,086
Turnover tax	12,603,680	11,978,354	5,721,512	6,253,448
Result by initial recognition of loans	83,715	125,500	47,906	68,650
Balance adjustments loans and credit cards	332,825	237,426	140,971	107,566
Interests for leases liabilities	210,462	474,742	15,261	243,086
Coverage services	7,030	13,325	5,146	4,730
Contributions made to deposit insurance fund	588,470	699,853	284,498	348,357
Others provisions	971,762	1,509,122	136,209	759,632
Others	973,925	1,053,259	692,992	767,101
	16,623,269	17,492,234	7,450,148	9,118,656

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

8.	CONSIDERATIONS OF RESULTS

The Shareholders' General Meeting held on April 27, 2023, approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date. Given that the unallocated results were negative, it was approved to absorb them with an optional reserve, legal reserve and share premium.

9.	INSURANCE

9.1 Income from insurances activities

The composition of the item “Result for insurance activities” as of June 30, 2023, and June 330, 2022, is as follows:

Items	six-month period ending on		Three-month period ending on
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Accrued premiums	4,842,099	5,100,778	2,184,209	2,479,923
Accrued claims	(654,383)	(807,883)	(283,211)	(335,764)
Production expenses	(627,561)	(740,975)	(370,826)	(371,687)
Total	3,560,155	3,551,920	1,530,172	1,772,472

10.	ASSET MANAGEMENT AND OTHER SERVICES

As of June 30, 2023, and December 31, 2022, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Premier Renta CP en Pesos	146,434,242	153,185,057	146,198,027	152,983,833	17,302,567,530	16,191,115,975
Premier Renta Plus en Pesos	1,722,918	1,011,352	1,538,042	1,008,399	34,202,756	21,721,110
Premier Renta Fija Ahorro	18,866,527	19,445,487	18,218,959	19,250,792	627,526,112	712,483,562
Premier Renta Fija Crecimiento	393,563	310,280	392,132	309,465	6,048,700	4,920,585
Premier Renta Variable	2,471,023	903,202	2,158,002	880,350	10,570,610	5,946,886
Premier Abierto Pymes	2,142,268	1,932,636	2,099,501	1,863,016	89,772,023	75,458,259
Premier Commodities	1,050,980	1,579,844	1,045,226	1,211,580	20,747,952	24,979,798
Premier Capital	14,942,192	10,078,688	14,850,211	10,021,803	8,277,256,182	476,377,885
Premier Inversión	762,455	1,905,185	704,716	1,904,268	376,531,361	1,052,023,732
Premier Balanceado	1,039,892	2,545,815	1,038,916	2,065,519	46,401,447	102,340,389
Premier Renta Mixta	6,546,308	5,733,956	6,525,514	5,720,041	689,466,010	616,247,881
Premier Renta Mixta en Dólares	462,785	427,038	459,705	358,445	3,066,321	2,569,639
Premier Performance Dólares	1,399,135	816,979	1,390,408	809,239	7,215,896	4,468,523
Premier Global USD	143,481	99,820	141,685	98,485	487,927	321,553
Premier Estratégico	2,556,287	2,208,964	2,441,278	2,207,014	832,710,848	832,710,848
Premier FCI Sustentable ASG	1,336,663	-	1,167,286	-	1,155,805,872	-

11.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

11.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

11.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	06/30/2023	12/31/2022
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	13,866,646	15,512,063
Guarantee deposits for term operations	7,509,463	4,074,133
Guarantee deposits for credit cards transactions	1,453,581	1,504,523
Guarantee deposits by capacity for Repo Transactions	87,606	-
Other guarantee deposits	179,525	710,772
	23,096,821	21,801,491

11.3. Compliance of provisions issued by the National Securities Commission

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to 2022 and until June 30, 2023, the accounting books since 2019 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

11.4 Financial Trusts

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of June 30, 2023:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity	-	-	Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS	Interconexion Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine,

ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

As of June 30, 2023, IUDU does not have current trusts.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

11.5. Issuance of negotiable debt secutities

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

As of June 30, 2023, the Group has no outstanding issues and as of December 31, 2022, outstanding issues amount to $845,939.

Global Program for the Issuance of Subordinated debt securities

As of June 30, 2023 the Group has no outstanding issues.

11.6. Restrictions imposed on the distributions of dividends

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

On March 9, 2023, through communication "A" 7719, the BCRA established that from April 1, 2023, and until December 31, 2023, financial entities may distribute results in 6 equal, monthly and consecutive installments. for up to 40% of the amount that would have corresponded if the profit distribution rules were applied.

As indicated in note 13, as a result of the treasury stock purchase program, as of June 30, 2023, the Company has 14,050,492 treasury shares in its portfolio. Their acquisition cost amounted to 2,499,882 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, subsection 11, item c of the CNV Regulations (N.T. 2013 and mod.), while said shares are held in the portfolio, there is a restriction on the distribution of the results unassigned and free reserves for the amount of said cost.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

11.7. Accounts unedifying minimum cash integration compliance

As of June 30, 2023 and December 31,2022, the minimum cash reserve was made up as follows:

Item (*)	06/30/2023	12/31/2022
Current accounts in the Argentine Central Bank (**)	2,000,000	50,000
Sight accounts in the Argentine Central Bank (**)	22,114,523	27,152,132
Special guarantee accounts at the B.C.R.A. (**)	11,089,444	10,243,021
Special accounts for acred. assets (**)	1,242,068	-
Total	36,446,035	37,445,153

(*) Historical values without inflation adjustment

(**)They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

12	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2022 and in Note 1.2.

13	REPURCHASE OF TREASURY SHARES

On July 20, 2022, the Company's Board of Directors approve a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program does not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions will remain in force as they were approved.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as "Own shares in portfolio" and its restatement as " Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost of own shares in portfolio”.

As of June 30, 2023, the Grupo Supervielle share repurchase program has expired. Grupo Supervielle has acquired a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs in NYSE, reaching an execution of 86.3% of the program and 3.076% of the share capital.

14	Prior commitment to merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.

On December 14, 2022, the board of directors of Banco Supervielle S.A. accepted a merger commitment by absorption, as absorbing company, with IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., as absorbed companies.

The absorption of these two companies will make it possible to offer services to the consumer financing segment in a much more efficient manner, simplifying the corporate structure and completing the integration that began in September 2022 with the migration of clients and the IUDU financing portfolio to the Bank. Customers who have IUDU accounts will be able to maintain a 100% digital experience while having the rest of the Bank's service channels available.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On March 6, 2023, the board of directors of Banco Supervielle S.A. agreed to carry out a corporate reorganization, through a merger by absorption by which Banco Supervielle would absorb IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., which would be dissolved without liquidation. The Merger date was set with effect on January 1, 2023, inclusive, date from which Banco Supervielle S.A. As absorbing and continuing company, it will assume the activities of IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., assuming the rights and obligations corresponding to it. As of that date and while the Merger process is pending registration, the operations of both companies will be reported as carried out on behalf of and by order of Banco Supervielle S.A.

The shareholders of the companies Banco Supervielle S.A. (“Absorbing Company”), IUDU Compañía Financiera S.A. and Tarjeta Automática S.A. (“Absorbed Companies”) approved in an ordinary and extraordinary meeting held on May 18, 2023, the merger by absorption of the Absorbing Company with the Absorbed Companies under the terms of article 82 and concordant of the General Law of Companies and its amendments and Article 77 et seq. of the Income Tax Law (text ordered in 1997 and its amendments). Once the current legal requirements have been met, the registration of said merger will proceed.

Grupo Supervielle S.A. will receive 4,783,920 class B shares of Banco Supervielle S.A. in accordance with previous merger commitments, with 4,422,016 shares corresponding to an exchange ratio of 0.09497225 for IUDÚ Compañía Financiera S.A. and 361,904 shares corresponding to an exchange ratio of 0.03375751 for Tarjeta Automática S.A.

Once said merger is completed, the participation of Grupo Supervielle S.A. at Banco Supervielle S.A. will be 97.1198%.

On June 8, 2023, the final merger commitment was signed.

Said decision is subject to the approval of the Central Bank of the Argentine Republic.

15	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

Economic activity in Argentina registered a 5.5% year-on-year drop in May 2023, ending a streak of more than two years of GDP growth. Regarding inflation, it accelerated strongly in the second quarter of 2023, reaching 6% per month in June.

The main indicators in our country are:

• Accumulated inflation between December 31, 2022 and June 30, 2023 reached 50.7% (CPI).

• Between December 31, 2022 and June 30, 2023, the peso depreciated 44.91% against the US dollar, according    to the exchange rate of the Central Bank of the Argentine Republic (Com "A" 3500).

Additionally, reserves fell by USD 5,071 million in June 2023. This was mainly explained by net payments to the IMF and other international organizations for more than USD 2,680 million. So far in 2023, the Central Bank has assisted the National Treasury for $230,000 million as temporary advances.

As of the date of these Financial Statements, the Central Bank modified the interest rate of the LELIQ to 118% TNA (209% effective).

At the same time, the yields of fixed terms increased, so that the Badlar and TM20 private bank rates rose to 93.06% TNA and 89.9% TNA, respectively. The one-day pass rate rose to 91% TNA.

After the PASO, the National Government devalued the official exchange rate in the order of 20% (from $287 to $350) and assured that this value will be maintained until the general elections on October 22, 2023.

In response to this measure, and in order to contain an outflow of pesos to the dollar, the BCRA raised the monetary policy rate by 21 points. Consequently, the rate of fixed terms for individuals rose to the floor of 118 per year for 30-day deposits (up to 30 million pesos), with the effective monthly yield (TEM) being 9.7%. For the rest of the time deposits of the private sector, the minimum guaranteed rate rose to 111% with a TEM of 9.12%.

The decision of the Central Bank of the Argentine Republic seeks, on the one hand, to offer a more attractive dollar and rate to promote export liquidations and, on the other, to finish guaranteeing the disbursement of USD 7,500 million from the IMF.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The financial sector has significant exposure to the Argentine public sector, through rights, public securities, loans and other assets. The Bank's exposure to the Argentine public sector is as follows:

06/30/2023
BCRA+ repo transactions	440,238,765
Treasury Bills	83,777,491
Other instruments issued by the provincial authorities	31,344
Total debt instruments	524,047,600
Loans to the Public Sector	477,040
Total exposure to the public sector	524.524.640
Percentage of total assets	51%
Percentage of shareholder´s equity	358%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 "Financial Instruments".

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

For all of the above, Grupo Supervielle's Management permanently monitors the evolution of the situations mentioned in the international markets and at the local level, to identify possible impacts on its patrimonial and financial situation and determine the possible actions to be adopted.

16.	TURNOVER TAX

Commencing January 2020 and January 2023, the tax authorities of the City of Buenos Aires and the Province of Mendoza, respectively, began to impose a Turnover Tax on the revenues derived from securities and instruments (Leliqs/Notaliqs or Repos) issued by the Central Bank of Argentina (BCRA).

The BCRA initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the BCRA, substantially altering the execution of national monetary and financial policy. The BCRA also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The BCRA has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the BCRA. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the submissions made by the BCRA, the Argentine Banking Association (ABA), the Argentine Bankers' Association (ADEBA), and the majority of financial institutions operating in these provinces have also filed constitutional actions against these regulations. These actions are still pending resolution by the Supreme Court of Justice.

Based on the aforementioned, the Bank believes that the reasons supporting the non-taxability of these types of instruments are strong and based on expert opinions, both internal and from third-party specialists. We estimate the likelihood of a favorable ruling to our position as the majority view. Consequently, the Bank has ceased paying the tax on the revenues generated by Leliqs operations in Mendoza since January 2023, and by Leliqs and Repo transactions in the City of Buenos Aires since April of the current year.

Lastly, on June 30, 2023, Law (CABA) No. 6655 was published, which establishes the reduction of the Turnover Tax rate to 0% or 2.85% for BCRA's repo transactions and securities, subject to regulation and contingent on the effective transfer of revenue-sharing funds or agreements reached with the National Government.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

17.	SUBSEQUENT EVENTS

Pursuant to the resolution of the Extraordinary Meeting of Micro Lending S.A.U., held on July 28, 2023, the voluntary reduction of capital stock was resolved for up to $111,756,079 together with its corresponding proportion of the capital adjustment account for the sum of $288,243,921.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of June 30, 2023 and December 31, 2022:

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Posición final
Debt securities at fair value through profit or loss
Argentine
Government Securities
Bono Tesoro Vinc U$S Vto.30/04/24 C.G	1	7,226,751	-	7,226,751	-	7,226,751
Bono Tesoro $ Aj. CER 1,45% V 13/08/23	1	3,932,256	1,484	3,932,256	-	3,932,256
Bono Nación Dual Vto.31/07/23	1	3,170,036	1,239,057	3,170,036	-	3,170,036
Letra tesoro $ aj CER Desc Vto.18/07/23	1	2,989,892	-	2,989,892	-	2,989,892
Bono Nación Dual Vto.29/09/23	1	2,192,065	-	2,192,065	-	2,192,065
Bono Tesoro $ aj CER Vto.14/10/24	1	971,405	-	971,405	-	971,405
Bono Nación Dual Vto 30/04/24	1	718,111	-	718,111	-	718,111
Bono Nación Dual Vto.28/02/24	1	594,235	310	594,235	-	594,235
Bono Rep. Arg. Vinc al U$S 31/07/23	1	354,325	409,698	354,325	-	354,325
Letra Tesoro $ a desc. Vto.18/09/23	1	296,324	-	296,324	-	296,324
Others	1	951,575	20,431,610	276,302	-	276,302
Letra Tesoro Nacional $ a desc. con vto 28/0272023	1	-	676,559	-	-	-
Letra Tesoro Nacional $ a desc. con vto 31/03/2023	1	-	509,604	-	-	-
Bono Tesoro $ Aj. Cer 1.45% V. 13/08/23 (T2X3)	1	106,154	-	106,154	-	106,154
Títulos De Deuda Pública Clase N° 22 TV Vto. 29/03/2024 (BDC24)	1	12,855	42,878	12,855	-	12,855
Bono del Tesoro Boncer 2% $ 2026 (TX26)	1	30,177	-	30,177	-	30,177
Measured at fair value with changes in OCI
Argentine
Bonos del Tesoro Nac. Ars 16% V2023 (TO23)	1	68,928	-	68,928	-	68,928
Bono Tesoro Vinc. Al U$S 30/04/24 (TV24)	1	54,949	-	54,949	-	54,949
Bono del Tesoro Vinc U$S vto 30/04/2024(TV24)	1	420,449	-	420,449	-	420,449
Bono Tesoro $Aj CER 1,45% vto 13/08/2023(T2X3)	1	228,054	-	228,054	-	228,054
Letra Tesoro Nacional $ a desc vto. 28/04/2023(S28A3)	1	-	106,866	-	-	-
Bono Nacional Dual vto 30/08/2024(TDG24)	1	128,372	-	128,372	-	128,372
Letra Tesoro Aju CER a desc vto . 18/07/2023(X18L3)	1	63,118	-	63,118	-	63,118
Letra Rep. Arg Vinc U$S vto 31/10/2023(D31O3)	1	45,850	-	45,850	-	45,850
Bono del Tesoro Vinc U$S vto 30/11/2022(T2V2)	1	-	18	-	-	-
Letra Tesoro Nacional $ a desc vto. 20/01/2023(X20E3)	1	-	6,106	-	-	-
Letra del Tesoro Nacional ajus CER a desc 19/05/2023	1	829,879	-	829,879	-	829,879

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Posición final
Corporate Securities
ON Cresud S27 CL41 $ V04/10/24	2	422,741	-	422,741	-	422,741
VDFF $ Mercado Cred Cons 20 V15/03/24	1	102,030	-	102,030	-	102,030
ON P Hector Bert U$S V30/06/25	1	89,545	-	89,545	-	89,545
ON Metalfor SA U$S V22/06/25	1	56,816	-	56,816	-	56,816
ON YPF Clase 39 8,50% U$S Vto.28/07/25	1	48,211	44,448	48,211	-	48,211
ON Red Surcos S10 U$S V. 13/04/26	2	43,458	-	43,458	-	43,458
ON Luz Tres Picos 4 U$S 29/09/26	1	39,901	38,654	39,901	-	39,901
ON Pyme Venturino $ Vto.05/10/23	2	2,114	5,538	2,114	-	2,114
ON Vista Energy 18 U$S Vto.03/03/27	1	1,377	-	1,377	-	1,377
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	1,225	-	1,225	-	1,225
ON YPF Ener.Elec. C.11 V.29/08/24 U$S	1	79	-	79	-	79
Capex S.A. - Clase 2- Vto. 15/5/2024 (CAC2O)	1	63,885	-	63,885	-	63,885
YPF 2024 Clase 28 (YPCUD)	1	65,273	-	65,273	-	65,273
On SPI Energy CL 1(SPC10)	1	197,235	300,755	197,235	-	197,235
Others	1	1,212,183	2,823,824	1,212,183	-	1,212,183

Total Debt Securities at Fair value through profit or loss		27,731,833	26,637,409	27,056,560	-	27,056,560

OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Bono Tesoro $ Aj CER 1,50% Vto.25/03/24	1	1,967,031	1,072,996	1,967,031	-	1,967,031
Bono Tesoro $ Aj CER 1,40% Vto.25/03/23	1	-	712,878	-	-	-
Bono Tesoro $ Vto 06/02/2023	1	-	2,900,133	-	-	-
Bono del tesoro de la Nación especie T2V1	1	-	3,307,138	-	-	-
BONO DEL TESORO BONCER 2% $ 2026	1	172,319	-	172,319	-	172,319
Letra Rep Arg Ajust. Cer Dto Vt. 18/09/23 $ - X18S3	1	43,275	-	43,275	-	43,275
Bono Tesoro Vinc. Al U$S 30/04/24 - TV24	1	575,942	-	575,942	-	575,942
Bono Nación Argentina Dual Vto. 30/08/2024 - Tdg24	1	502,901	-	502,901	-	502,901
Letras Ajus a desc.Vto.16/06/23 $ Cg (X16j3)	1		216,181	-	-	-
Bono Del Tesoro Boncer $ 2026 (Tx26)	1	236,672	-	236,672	-	236,672
Bonar Moneda Dual Febrero 2024 (Tdf24)	1	410,138	-	410,138	-	410,138
Boncer 1.55% 2024 (T2x4)	1	249,710	243,420	249,710	-	249,710
Bono Del Tesoro Boncer $ 2026 (Tx26)	1	205,129	206,255	205,129	-	205,129

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Posición final
OTHER DEBT SECURITIES
Measured at fair value with changes in OCI
Argentine
Others	1	-	1,071,549	-	-	-
Letras Ajust a desc.Vto.16/06/23 $ Cg (X16J3)	1	119,790	-	119,790	-	119,790

Central Bank Bills
Letra de liquidez del BCRA Vto.17/01/23	2	-	58,238,212	-	-	-
Letra de liquidez del BCRA Vto.19/01/23	2	-	50,756,869	-	-	-
Letra de liquidez del BCRA Vto.24/01/23	2	-	37,335,937	-	-	-
Letra de liquidez del BCRA Vto.10/01/23	2	-	36,911,877	-	-	-
Letra de liquidez del BCRA Vto.12/01/23	2	-	29,411,066	-	-	-
Letra de liquidez del BCRA Vto.26/01/23	2	-	18,595,138	-	-	-
Letra de liquidez del BCRA Vto.05/01/23	2	-	16,406,395	-	-	-
Letra de liquidez del BCRA Vto.03/01/23	2	-	14,975,810	-	-	-

Central Bank Notes					-
Nota de liquidez del BCRA Vto.11/01/23	2	-	20,397,912	-	-	-
Nota de liquidez del BCRA Vto.04/01/23	2	-	7,292,217	-	-	-
Nota de liquidez del BCRA Vto.25/01/23	2	-	6,024,535	-	-	-
Nota de liquidez del BCRA Vto.18/01/23	2	-	4,048,506	-	-	-

Corporate Securities
ON Tarjeta Naranja CL.55 $ V09/02/24	1	846,558	1,382,593	846,558	-	846,558
ON Spi Energy SA CL.1 US$ V.27/06/2026	2	785,488	1,193,771	785,488	-	785,488
ON Tarjeta Naranja CL.53 $ V05/04/24	2	781,627	1,747,118	781,627	-	781,627
ON MSU Energy CL.4 U$S VTO.20/05/24	2	336,435	340,059	336,435	-	336,435
ON Newsan $ V19/05/24	1	275,865	-	275,865	-	275,865
ON Pampa Energía CL.15 $ Vto.11/07/24	1	247,912	-	247,912	-	247,912
ON Credicuotas Consumo 4 $ V21/03/24	2	225,333	-	225,333	-	225,333
ON Credicuotas Cons $ V05/06/24	2	218,158	-	218,158	-	218,158
ON Cent ter Gen/Med UVA Vto.12/11/24	1	161,053	159,682	161,053	-	161,053
ON Msu S.A S.10 U$S Vto.12/09/24	2	154,431	154,149	154,431	-	154,431
ON Arcor Cl. 20 Vto12/05/25	2	575,885	-	575,885	-	575,885
ON Newsan Cl. 15 V19/05/24	1	110,790	-	110,790	-	110,790
ON Spi Energy Sa Cl.1 Us$ V.27/06/2026	2	262,979	-	262,979	-	262,979
ON Tarjeta Naranja Cl.53 S.2 $ V05/04/24 Cg	2	462,974	-	462,974	-	462,974
ON Pan American Cl.25 V14/03/25 $	1	512,900	-	512,900	-	512,900
Others	1	16,116	930,160	32	-	32

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Posición final
OTHER DEBT SECURITIES
Measured at amortized cost
Argentine
Bono Rep. Arg. $ Vto.23/05/27		13,126,027	19,774,370	13,126,027	-	13,126,027
Bono Nación Dual Vto.28/02/24		8,472,528	-	9,236,224	-	9,236,224
Bono Tesoro $ aj CER Vto.14/10/24		8,106,473	-	8,106,473	-	8,106,473
Bono Tesoro $ aj CER Vto.14/02/25		7,393,946	-	7,393,946	-	7,393,946
Bono Tesoro Vinc U$S Vto.30/04/24 C.G		5,087,581	-	5,087,581	-	5,087,581
Bonte $ Vto.23/08/25		5,073,616	-	5,073,616	-	5,073,616
Bonte Badlar $ Vto.23/11/27		5,023,797	-	5,023,797	-	5,023,797
Bono Tesoro BONCER 2% $ 2026		56,715	2,380,443	56,715	-	56,715
Bono Nación Dual Vto.29/09/23		-	5,990,413	-	-	-
Letra Tesoro $ a desc. Vto.18/09/23		-	1,795,204	-	-	-
Bono Nación Dual TDG24		830,862	-	830,862	-	830,862
Bono Tesoro Dual TV24		447,058	-	447,058	-	447,058
Letra Rep.Arg Ajust Cer Dto Vt. 18/07/23 $ (X18L3)		132,312	-	132,312	-	132,312
Letra Rep Arg Ajust. Cer Dto Vt. 18/09/23 $ (X18S3)		161,628	-	161,628	-	161,628
Letra Rep Arg Ajust. Cer Dto Vt. 18/09/23 $ (X18S3)		27,757	-	27,757	--	27,757
Letra del Tesoro Nacional ajus CER a desc 19/05/2023		-	296,704	-	-	-
Others		-	26,938,265	-	-	-

Central Bank Bills
Letra de liquidez del BCRA Vto.13/07/23		86,994,540	-	86,994,540	-	86,994,540
Letra de liquidez del BCRA Vto.27/07/23		69,978,750	-	69,978,750	-	69,978,750
Letra de liquidez del BCRA Vto.18/07/23		47,717,400		47,717,400	-	47,717,400
Letra de liquidez del BCRA Vto.20/07/23		33,233,620	-	33,233,620	-	33,233,620
Letra de liquidez del BCRA Vto.25/07/23		30,100,202	-	30,100,202	-	30,100,202
Letra de liquidez del BCRA Vto.04/07/23		4,947,410	-	4,947,410	-	4,947,410
Letra de liquidez del BCRA Vto.06/07/23		4,921,525	-	4,921,525	-	4,921,525
Letra de liquidez del BCRA Vto.14/06/23		-	3,828,660	-	-	-

Central Bank Notes
Nota de liquidez del BCRA Vto.22/03/23		-	18,549,700	-	-	-
Nota de liquidez del BCRA Vto.18/01/23		-	9,014,846	-	-	-
Nota de liquidez del BCRA Vto.15/03/23		-	5,632,201	-	-	-
Nota de liquidez del BCRA Vto.22/02/23		-	4,865,432	-	-	-

Corporate Securities
ON Msu Cl 6 U$S Vto.02/11/24		2,421,542	2,426,816	2,421,542	-	2,421,542

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Posición final
OTHER DEBT SECURITIES
Measured at amortized cost
Del País
ON GN Medi/CT Roca 17 U$S Vto.07/11/24		129,674	134,215	129,674	-	129,674
FF Crédito directo II lote 1		115,942	-	115,942	-	115,942
Others		15	24	15	-	15

Total other debt securities		344,958,331	417,659,849	345,705,943	-	345,705,943
EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Pampa Energía S.A.	1	54,017	70,114	54,017	-	54,017
Aluar SA	1	30,878	81,796	30,878	-	30,878
Ternium Arg S.A. Ords."A"1 Voto Esc	1	17,439	20,701	17,439	-	17,439
YPF SA	1	10,943	68,699	10,943	-	10,943
Edenor SA	1	4,232	70,311	4,232	-	4,232
Holcim Arg	1	2,390	2,137	2,390	-	2,390
Cedear SPDR Dow Jones Ind	1	865	838	865	-	865
Cedear SPDR S&P	1	750	652	750	-	750
Cedear Financial Select Sector	1	675	689	675	-	675
Cedear Ishares MSCI Brasil	1	391	339	391	-	391
Others	1	60	88,996	60	-	60
Measured at fair value with changes in OCI
Argentine
Others	3	326,290	351,992	326,290	-	326,290

Total equity instruments		448,930	757,264	448,930	-	448,930
TOTAL		373,139,094	445,054,522	373,211,433	-	373,211,433

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of June 30, 2023 and December 31, 2022 balances of loans and other financing are the following:

	06/30/2023	12/31/2022
COMMERCIAL PORTFOLIO

Normal situation	144,381,109	158,011,151
-With "A" Preferred Collateral and Counter-guarantees	2,250,959	4,066,741
-With "B" Preferred Collateral and Counter-guarantees	12,501,960	13,521,149
- Without Preferred Collateral nor Counter-guarantees	129,628,190	140,423,261

Subject to special monitoring
- Under Observation	4,125,341	2,743,529
-With "A" Preferred Collateral and Counter-guarantees	-	316
-With "B" Preferred Collateral and Counter-guarantees	3,900,818	2,728,562
- Without Preferred Collateral nor Counter-guarantees	224,523	14,651

With problems	-	2,204,249
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	1,979,130
- Without Preferred Collateral nor Counter-guarantees	-	225,119

High risk of insolvency	-	733,469
-With "A" Preferred Collateral and Counter-guarantees	-	2,188
-With "B" Preferred Collateral and Counter-guarantees	-	118,996
- Without Preferred Collateral nor Counter-guarantees	-	612,285

Uncollectible	294,520	3,731
-With "A" Preferred Collateral and Counter-guarantees	1,452	-
-With "B" Preferred Collateral and Counter-guarantees	73,859	1,401
- Without Preferred Collateral nor Counter-guarantees	219,209	2,330

TOTAL COMMERCIAL PORTFOLIO	148,800,970	163,696,129

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	06/30/2023	12/31/2022
CONSUMER AND HOUSING PORTFOLIO

Normal situation	181,689,534	220,722,402
-With "A" Preferred Collateral and Counter-guarantees	5,483,294	7,388,562
-With "B" Preferred Collateral and Counter-guarantees	17,245,133	19,889,143
- Without Preferred Collateral nor Counter-guarantees	158,961,107	193,444,697

Low Risk	5,305,951	8,673,298
-With "A" Preferred Collateral and Counter-guarantees	126,419	112,226
-With "B" Preferred Collateral and Counter-guarantees	347,222	744,816
- Without Preferred Collateral nor Counter-guarantees	4,832,310	7,816,256

Medium Risk	4,069,868	5,682,248
-With "A" Preferred Collateral and Counter-guarantees	13,173	32,547
-With "B" Preferred Collateral and Counter-guarantees	130,038	249,662
- Without Preferred Collateral nor Counter-guarantees	3,926,657	5,400,039

High Risk	3,074,503	3,704,261
-With "A" Preferred Collateral and Counter-guarantees	28,561	43,119
-With "B" Preferred Collateral and Counter-guarantees	216,501	211,221
- Without Preferred Collateral nor Counter-guarantees	2,829,441	3,449,921

Uncollectible	1,111,613	1,903,193
-With "A" Preferred Collateral and Counter-guarantees	11,254	12,945
-With "B" Preferred Collateral and Counter-guarantees	71,957	245,127
- Without Preferred Collateral nor Counter-guarantees	1,028,402	1,645,121

TOTAL CONSUMER AND HOUSING PORTFOLIO	195,251,469	240,685,402
TOTAL GENERAL(1)	344,052,439	404,381,531

(1) Conciliation with Statement of Financial Position:
Loans and other financing	289,903,811	352,182,042
Other debt securities	344,958,331	417,659,849
Computable items out of balance	33,984,020	24,385,308
Plus allowances	12,612,032	18,402,427
Plus IFRS adjustments non computable for DCS	798,093	884,807
Less non deductible ítems for DCS	-	(1,737,405)
Less debt securities measured at amortized cost and fair value with chages in OCI	(338,203,848)	(407,395,497)
Total	344,052,439	404,381,531

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of June 30, 2023 and December 31, 2022 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	06/30/2023		12/31/2022
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	26,518,097	7.7%	33,018,742	8.2%
50 following largest customers	56,202,585	16.3%	60,026,128	14.8%
100 following largest customers	42,099,548	12.2%	46,453,622	11.5%
Rest of customers	219,232,209	63.8%	264,883,039	65.5%
TOTAL	344,052,439	100.0%	404,381,531	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of June 30, 2023 the breakdown of leans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	237,040	0	127,702	127,702	255,405	766,214	1,514,063
Financial Sector	-	134,022	169,481	271,059	610,605	1,206,012	532,434	2,923,613
Non-financial private sector and residents abroad	7,820,201	162,376,699	53,996,929	55,195,875	68,815,342	80,111,807	214,274,054	642,590,907
TOTAL	7,820,201	162,747,761	54,166,410	55,594,636	69,553,649	81,573,224	215,572,702	647,028,583

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of June 30, 2023 and December 31, 2022, are as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					Accumulated	Disposals	Of the period	At the end of the period	06/30/2023	12/31/2022
Cost model
Furniture and facilities	7,245,902	10	63,574	(60,414)	(6,043,059)	68,350	(166,339)	(6,141,048)	1,108,014	1,202,843
Machinery and equipment	23,857,519	10	665,471	(90,234)	(21,193,174)	82,855	(710,877)	(21,821,196)	2,611,560	2,664,345
Vehicles	1,132,356	5	36,866	(47,914)	(496,467)	36,863	(98,937)	(558,541)	562,767	635,889
Right of Use of Leased Properties	8,173,510	50	976,732	(3,399,627)	(4,679,513)	3,398,027	(1,663,661)	(2,945,147)	2,805,468	3,493,997
Construction in progress	3,630,362	-	314,648	(642,525)	-	-	-	-	3,302,485	3,630,362
Revaluation model
Land and Buildings	17,107,564	50	11,247	(30,510)	(1,049,128)	6,611	(178,137)	(1,220,654)	15,867,647	16,058,436
Total	61,147,213		2,068,538	(4,271,224)	(33,461,341)	3,592,706	(2,817,951)	(32,686,586)	26,257,941	27,685,872

The movements in investment properties as of June 30, 2023 and December 31, 2022 as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying 06/30/2023	Net carrying 12/31/2022
					Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	489,437	5	52,021	-	(94,067)	-	(51,514)	(145,581)	395,877	395,370
Measurement at fair value
Rent building	25,074,373	50	-	-	-	-	-	-	25,074,373	25,074,373
Total	25,563,810		52,021	-	(94,067)	-	(51,514)	(145,581)	25,470,250	25,469,743

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of June 30, 2023 and December 31, 2022 are as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the period	Disposals	Of the period	At the end of the period	06/30/2023	12/31/2022
Measurement at cost
Goodwill	15,013,156		-	-	-	-	-	-	15,013,156	15,013,156
Brands	886,076		-	-	-	-	-	-	886,076	886,076
Other intangible assets	43,555,583		3,483,632	(348,146)	(25,889,266)	96,620	(3,437,169)	(29,229,815)	17,461,254	17,666,317
TOTAL	59,454,815		3,483,632	(348,146)	(25,889,266)	96,620	(3,437,169)	(29,229,815)	33,360,486	33,565,549

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of June 30, 2023 and December 31, 2022 the concentration of deposits are the following:

Number of customers	Deposits
	06/30/2023		12/31/2022
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	307,701,359	38.2%	276,554,629	33.5%
50 following largest customers	168,369,084	20.9%	183,484,198	22.2%
100 following largest customers	36,707,006	4.6%	45,572,683	5.5%
Rest of customers	293,152,438	36.3%	319,394,272	38.8%
TOTAL	805,929,887	100.0%	825,005,782	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	94,545,796	1,202,497	-	-	-	-	95,748,293
Financial sector	55,794	-	-	-	-	-	55,794
Non-financial private sector and residents abroad	660,349,888	38,293,334	33,076,370	134,280	335	-	731,854,207
Liabilities at fair value through profit and loss	675,273	-	-	-	-	-	675,273
Other financial liabilities	877,618	-	-	-	-	-	877,618
Repo Transaction	25,063,504	279,471	415,060	667,647	810,655	731,220	27,967,557
Financing received from the Argentine Central Bank and other financial institutions	2,750,933	1,867,640	2,192,107	1,083,537	1,825,166	1,539,207	11,258,590
TOTAL	784,318,806	41,642,942	35,683,537	1,885,464	2,636,156	2,270,427	868,437,332

As of June 30, 2023:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of June 30, 2023 and December 31, 2022:

Items	As of June 30, 2023	As of June 30, 2023 (per currency)				As of December 31, 2022
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	45,424,369	42,422,729	2,182,771	22,077	796,792	58,320,168
Debt securities at fair value through profit or loss	15,254,217	15,254,217	-	-	-	2,154,318
Derivatives	64,248	64,248	-	-	-	83,928
Other financial assets	3,071,424	3,071,424	-	-	-	2,666,662
Loans and other financing	22,896,868	22,896,476	15	-	377	27,422,335
Other Debt Securities	17,407,345	17,407,345	-	-	-	14,652,599
Financial assets pledged as collateral	1,577,864	1,577,864	-	-	-	1,461,262
Other non-financial assets	546,299	546,299	-	-	-	200,960
TOTAL ASSETS	106,242,634	103,240,602	2,182,786	22,077	797,169	106,962,232

LIABILITIES
Deposits	66,286,631	65,268,773	1,017,858	-	-	82,814,968
Non-financial public sector	2,581,006	2,580,599	407	-	-	2,901,268
Financial sector	2,143	2,143	-	-	-	2,302
Non-financial private sector and foreign residents	63,703,482	62,686,031	1,017,451	-	-	79,911,398
Liabilities at fair value with changes in results	-	-	-	-	-	1,309,537
Other financial liabilities	5,184,488	4,680,643	476,093	43	27,709	6,433,414
Financing received from the Argentine Central Bank and other financial institutions	3,168,395	3,168,395	-	-	-	2,577,320
Other non-financial liabilities	456,010	456,002	4	-	4	448,234
TOTAL LIABILITIES	75,095,524	73,573,813	1,493,955	43	27,713	93,583,473

NET POSITION	31,147,110	29,666,789	688,831	22,034	769,456	13,378,759

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of June 30, 2023:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	18,402,427	(821,952)	(789,880)	769,455	(5,908,624)	11,651,426
Other financial entities	8,342	(946)	-	-	(2,488)	4,908
Non-financial private sector and residents abroad	18,394,085	(821,006)	(789,880)	769,455	(5,906,136)	11,646,518
Overdrafts	423,168	10,301	975	203,076	(214,429)	423,091
Unsecured Corporate Loans	282,494	(40,470)	(3,075)	68,888	(103,539)	204,298
Mortgage Loans	649,852	12,847	9,711	(161,903)	(171,707)	338,800
Automobile and other secured loans	1,032,256	29,535	(91,225)	(155,368)	(274,190)	541,008
Personal Loans	6,423,496	(182,782)	(356,791)	(423,173)	(1,836,712)	3,624,038
Credit cards	7,613,229	(753,590)	(422,138)	755,378	(2,419,309)	4,773,570
Receivables from financial leases	135,698	26,803	(5,473)	70,903	(76,663)	151,268
Others	1,833,892	76,350	78,136	411,654	(809,587)	1,590,445
Other debt securities	58,494	(595)	-	-	(19,474)	38,425
Other Commitments	131,344	68,759	-	7,207	(69,728)	137,582
Unused credit card balances	671,609	341,130	211,578	-	(411,796)	812,521
Agreed Revocable Overdraft	14,630	243	954	-	(5,324)	10,503
TOTAL PROVISIONS	19,278,504	(412,415)	(577,348)	776,662	(6,414,946)	12,650,457

Separate Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2023, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2023and December 31, 2022

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2023	12/31/2022
ASSETS
Cash and due from banks	2 and 5.1	534,213	544,962
Cash		-	-
Financial institutions and correspondents		534,213	544,962
Other local and financial institutions		534,213	544,962
Other financial assets	3, 5.2 and 8	1,589,236	531,898
Other debt securities	3, 5.3 and A	3,375,767	3,307,138
Current income tax assets		435,092	-
Investment in subsidiaries, associates and joint ventures	4 and 5.4	122,755,135	117,904,357
Intangible Assets	5.5 and G	17,762,399	17,859,791
Deferred income tax assets	8	43,140	212,085
Other Non-financial assets	5.6 and 8	321,690	167,967
TOTAL ASSETS		146,816,672	140,528,198

LIABILITIES
Deferred income tax liability	8	-	210,782
Other Non-Financial Liabilities	5.7 and 8	372,387	423,790
TOTAL LIABILITIES		372,387	634,572

SHAREHOLDERS' EQUITY
Capital stock	9	442,672	444,411
Paid in capital		123,163,986	127,853,029
Capital Adjustments		13,301,014	13,476,572
Own shares in portfolio		14,050	12,311
Comprehensive adjustment of shares in portfolio		1,417,725	1,242,167
Cost of treasury stock		(2,499,882)	(2,084,329)
Earnings Reserved		2,084,329	9,342,869
Reserve		-	(5,336,327)
Other comprehensive income		1,570,846	1,554,179
Net Income for the period		6,949,545	(6,611,256)
TOTAL SHAREHOLDERS' EQUITY		146,444,285	139,893,626
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		146,816,672	140,528,198

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Notes	Six-month period ending on		Three-month period ending on
		06/30/2023	06/30/2022	06/30/2023	06/30/2022
Interest income	5.8	724,339	347,372	358,426	277,411
Net interest income		724,339	347,372	358,426	277,411
Net income from financial instruments at fair value through profit or loss	5.9	425,865	569,327	407,046	324,763
Result from derecognition of assets measured at amortized cost		(71,523)	(6,341)	1,683	-
Exchange rate difference on gold and foreign currency		205,635	222,121	128,899	129,472
NIFFI and Exchange Rate Differences		559,977	785,107	537,628	454,235
Subtotal		1,284,316	1,132,479	896,054	731,646
Other operating income	5.10	388,721	1,035,758	138,134	186,323
Result from exposure to changes in the purchasing power of the currency		(1,676,833)	(1,728,203)	(987,826)	(972,034)
Loan loss provisions		(10,208)	-	(10,208)	-
Net operating income		(14,004)	440,034	36,154	(54,065)
Personnel expenses	5.11	(39,760)	(36,426)	(20,648)	(21,270)
Administration expenses	5.12	(341,688)	(347,258)	(233,481)	(208,978)
Depreciation and impairment of non-financial assets		(97,392)	(123,339)	(48,696)	(55,061)
Other operating expenses	5.13	(43,860)	(60,447)	(32,602)	(41,142)
Operating income		(536,704)	(127,436)	(299,273)	(380,516)
Profit of subsidiaries and associates	5.14	7,435,445	(3,774,014)	6,486,235	(3,576,375)
Income before taxes		6,898,741	(3,901,450)	6,186,962	(3,956,891)
Income tax		50,804	(6,693)	72,553	56,312
Net income for the period		6,949,545	(3,908,143)	6,259,515	(3,900,579)

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period on June 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
NUMERATOR
Net income for the year attributable to owners of the parent company	6,949,545	(3,908,143)	6,259,515	(3,900,579)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	6,949,545	(3,908,143)	6,259,515	(3,900,579)

DENOMINATOR

Weighted average of ordinary shares	442,784	456,722	442,672	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	442,784	456,722	442,672	456,722

Basic Income per share	15.70	(8.56)	14.14	(8.54)
Diluted Income per share	15.70	(8.56)	14.14	(8.54)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Net income for the period	6,949,545	(3,908,143)	6,259,515	(3,900,579)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(129,686)	(1,582,644)	65,199	(1,266,572)
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(129,686)	(1,582,644)	65,199	(1,266,572)
Translation difference of Financial Statements	69,989	41,928	30,804	19,867
Conversion difference for the period	69,989	41,928	30,804	19,867
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	76,364	(260,809)	25,023	(224,826)
Loss for the year from financial instrument at fair value through other comprehensive income	107,168	(351,172)	28,182	(299,765)
Income tax	(30,804)	90,363	(3,159)	74,939
Total Other Comprehensive Loss to be reclassified to profit or loss	16,667	(1,801,525)	121,026	(1,471,531)
Total Other Comprehensive Income	16,667	(1,801,525)	121,026	(1,471,531)
Total Comprehensive Income	6,966,212	(5,709,668)	6,380,541	(5,372,110)

The accompanying notes and schdules are an integral part of the separate separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on June 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	13,476,572	127,853,029	12,311	1,242,167	(2,084,329)	1,561,018	7,781,851	(11,947,583)	1,503,653	93,183	(42,657)	139,893,626
Acquisition of own shares	(1,739)	(175,558)	-	1,739	175,558	(415,553)	-	-	-	-	-	-	(415,553)
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2023:
Reserves release	-	-	(4,689,043)	-	-	-	(1,561,018)	(5,697,522)	11,947,583	-	-	-	-
Net Income for the period	-	-	-	-	-	-	-	-	6,949,545	-	-	-	6,949,545
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(129,686)	69,989	76,364	16,667
Balance at June 30, 2023	442,672	13,301,014	123,163,986	14,050	1,417,725	(2,499,882)	-	2,084,329	6,949,545	1,373,967	163,172	33,707	146,444,285

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´

For the three-month period ended on June 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
							Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	456,722	14,718,739	127,853,029	1,561,017	12,045,209	(8,854,719)	3,511,837	1,188	35,985	151,329,007
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2022:
Absorption of results	-	-	-	-	(3,522,219)	3,522,219	-	-	-	-
Distribution of dividends	-	-	-	-	(741,141)	-	-	-	-	(741,141)
Net Income for the period	-	-	-	-	-	(3,908,143)	-	-	-	(3,908,143)
Other comprehensive income for the period	-	-	-	-	-	-	(1,582,644)	41,928	(260,809)	(1,801,525)
Balance at June 30, 2023	456,722	14,718,739	127,853,029	1,561,017	7,781,849	(9,240,643)	1,929,193	43,116	(224,824)	144,878,198

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the six-month period ended on June 30,2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2023	06/30/2022
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	6,898,741	(3,901,450)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(7,435,445)	3,774,014
Depreciation and impairment	97,392	123,339
Loan loss provisions	10,208	-
Exchange rate difference on gold and foreign currency	(205,635)	(222,121)
Interests from loans and other financing	(724,339)	(347,372)
Result from exposure to changes in the purchasing power of the currency	1,676,833	1,728,203
Net income from financial instruments at fair value through profit or loss	(425,865)	(569,327)

(Increases) / decreases from operating assets:
Other debt securities	1,178,535	(2,404,644)
Other assets	(892,370)	1,077,151

Increases / (decreases) from operating liabilities:
Other liabilities	(51,403)	(583,143)
Income Tax Payments	(456,928)	(28,256)

Net cash provided by / (used in) operating activities (A)	(330,276)	(1,353,606)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Dividends paid	-	(741,141)
Purchase of subsidiaries	(3,828)	(373,265)

Collections:
Sale of PPE, intangible assets and other assets	-	4,853

Net cash used in investing activities (B)	(3,828)	(1,109,553)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in the participation of subsidiaries that do not give rise to loss of control	-	(559,327)
Collections:
Repurchase of own shares	(415,553)	-
Dividends collected	2,528,799	2,960,937

Net cash used in financing activities (C)	2,113,246	2,401,610

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(1,040,167)	(269,229)
Result from exposure to changes in the purchasing power of the currency in cash and equivalents (E)	(431,031)	(1,236,853)
TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	307,944	(1,567,631)
Cash and cash equivalents at the beginning of the period (Note 2)	693,577	3,718,366

Cash and cash equivalents at the end of the period (Note 2)	1,001,521	2,150,735

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on August 23, 2023.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These separated condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee, with the following exceptions:

•  temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 692 million and 217 million would have been recorded in the Bank's equity as of June 30, 2023 and December 31, 2022, respectively.

• Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 960 million and 302 million would have been recorded in the Bank's equity as of June 30, 2023 and 31 December 2022, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2022 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of June 30, 2023.

1.2.3.	Comparative information

The balances for the year ended December 31, 2022 and for the three-month period ended June 30, 2022 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of June 30, 2022 and December 31, 2022 in order to record them in homogeneous currency.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on June 30, 2023:

(a)	IFRS 17 “Insurance contracts”

On May 18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from January 1, 2023.

The Group evaluated that there will be no significant impact from the application of this standard.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group evaluated that there will be no significant impact from the application of this standard.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023, with early adoption permitted.

The Group evaluated that there will be no impact from the application of this standard.

The changes that have not entered into force as of June 30, 2023, are set out below:

(a) Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(b)  Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(c) Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the fiscal years beginning on or after January 1, 2025 and allow early application.

1.2.5.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2022.

1.3.	Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in cative markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such technqiues. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 to the consolidated condensed interim financial statements provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

2.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	06/30/2023	12/31/2022	06/30/2022	12/31/2021
Cash and due from banks	534,213	544,962	1,031,948	1,280,201
Other financial assets	467,308	148,615	1,118,787	2,438,165
Cash and cash equivalents	1,001,521	693,577	2,150,735	3,718,366

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	06/30/2023	12/31/2022	06/30/2022	12/31/2021
Cash and due from Banks
As per Statement of Financial Position	534,213	544,962	1,031,948	1,280,200
As per the Statement of Cash Flows	534,213	544,962	1,031,948	1,280,200
Other financial assets
As per Statement of Financial Position	1,589,236	531,898	1,130,328	3,483,760
Other financial assets not considered as cash equivalents	(1,121,928)	(383,283)	(11,541)	(1,045,595)
As per the Statement of Cash Flows	467,308	148,615	1,118,787	2,438,165

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the period ended June 30, 2023, and December 31, 2022:

Portfolio of instruments at 06/30/2023	FV Level 1	FV Level 2	FV Level 3
Assets
Other financial assets	796,009	1,301,838	-
Other financial assets	1,589,236	-	-
Total Assets	2,385,245	1,301,838	-

Portfolio of instruments at 12/31/2022	FV Level 1	FV Level 2	FV Level 3
Assets
Other Debt securities	3,307,138	-	-
Other financial assets	531,898	-	-
Total Assets	3,839,036	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2023 and December 31, 2022

Other Financial Instruments as of 06/30/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	534,213	534,213	534,213	-	-
Other Debt securities	1,277,920	1,343,357	1,343,357	-	-
Total Assests	1,812,133	1,877,570	1,877,570	-	-

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	544,962	544,962	544,962	-	-
Total Assests	544,962	544,962	544,962	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of June 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 06.30.2023	Book value at 12.31.2022
					Main Activity	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	112,974,159	109,684,127	105,206,896
	IUDÚ Compañia Financiera S.A	Ord.	1	46,561,140	Financial Company	931,223	11,956,700	586,428	577,304
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	5,351,747	3,393,457	3,273,799
	Tarjeta Automática S.A.	Ord.	1	10,720,696	Credit Cards	136,509	599,625	46,767	47,286
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	1,359,232	1,291,271	1,830,788
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	457,306	363,558	303,343
	Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	4,414,087	4,208,708	4,108,883
	FF Fintech SUPV I	Ord.	-	304,743,797	Financial Trust	118,482	300,832	392,184	436,680
	Micro Lending S.A.U.	Ord.	1	132,223,770	Commercial Bank	132,224	868,872	933,867	932,707
Invertir Online	InvertirOnline S.A.U	Ord.	100	2.438	Settlement and Clearing Agent	244	945,228	958,228	383,851
	Portal Integral de Inversiones S.A.U	Ord.	0,01	80,451,077	Representations	805	13,965
	IOL Holding S.A.	Ord.	1	30,177,500	Financial Company	108,058	152,842	137,149	153,923
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance Broker	61,599	190,470	181,406	106,765
	Supervielle Agente de Negociación S.A.U.	Ord.	1.000	55,027	Settlement and Clearing Agent	55,027	570,661	570,662	534,327
	Dólar IOL S.A.U.	Ord.	3.000	1,500	Services and exchange agency	4,500	7,323	7,323	7,805
Total Investments in subsidiaries, associates and joint ventures								122,755,135	117,904,357

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	06/30/2023	12/31/2022

5.1 Cash and due from banks
Financial institutions and correspondents	534,213	544,962
	534,213	544,962

5.2 Other financial assets
Investments in mutual funds	467,308	455,265
Debtors for cash operations to be settled	-	72,480
Other investments	1,112,733	-
Miscellaneous Debtors	9,195	4,153
	1,589,236	531,898
5.3 Other debt securities
Public securities	3,375,767	3,307,138
	3,375,767	3,307,138
5.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	109,684,127	105,206,896
IUDÚ Compañia Financiera S.A	586,428	577,304
Sofital S.A.F. e I.I.	3,393,457	3,273,799
Tarjeta Automática S.A.	46,767	47,286
Supervielle Asset Management S.A.	1,291,271	1,830,788
Espacio Cordial de Servicios S.A.	363,558	303,343
Supervielle Seguros S.A.	4,208,708	4,108,883
FF Fintech SUPV I	392,184	436,680
Micro Lending S.A.U	933,867	932,707
Invertir Online S.A.U e Portal Integral de Inversiones S.A.U.	958,228	383,851
Supervielle Broker de Seguros S.A.	181,406	106,765
Supervielle Agente de Negociación S.A.U.	570,662	534,327
Dólar IOL S.A.U.	7,323	7,805
IOL Holding S.A.	137,149	153,923
	122,755,135	117,904,357
5.5 Intangible Assets
Goodwill – Businness combination	14,766,168	14,766,168
Relations with clients	2,110,156	2,207,548
Brand	886,075	886,075
	17,762,399	17,859,791
5.6 Other non-financial assets
Retirement insurance	142,444	147,389
Other non-financial assets	179,246	20,578
	321,690	167,967

5.7 Other non-financial liabilities
Compensation and social charges payable	12,673	9,324
Miscellaneous creditors	359,714	414,466
	372,387	423,790

	Six-month period ended		Three-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
5.8. Interest income
Earned interests	21	414	14	189
Profit by government securities measure at amortized cost	159,137	346,958	(291,230)	277,222
Profit by Public Securities operations	565,181	-	649,642	-
	724,339	347,372	358,426	277,411

5.9. Net from financial instruments at fair value through profit or loss
Interest earned on Fixed Term Deposits	118,520	137,931	118,520	32,903

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended		Three-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Holding Result - CIF	307,345	431,396	288,526	291,860
	425,865	569,327	407,046	324,763
5.10. Other operating income
Subsidiaries’ advisory fees	302,414	434,813	90,970	199,149
Royalties	266	2,698	118	1,239
Other income	-	559,327	-	(37,767)
Revaluation of retirement insurance contributions	52,071	30,424	28,392	18,055
Foreign source commissions	33,970	8,496	18,654	5,647
	388,721	1,035,758	138,134	186,323
5.11. Personnel expenses
Personnel expenses	39,760	36,426	20,648	21,270
	39,760	36,426	20,648	21,270
5.12. Administration expenses
Bank expenses	189	497	106	240
Professional fees	111,488	118,183	83,065	86,447
Fees to directors and syndics	174,003	164,129	126,793	90,188
Taxes. rates and contributions	11,207	14,769	6,977	10,181
Insurance	-	315	-	291
Expenses and office services	6,654	8,167	1,885	1,780
Other expenses	38,147	41,198	14,655	19,851
	341,688	347,258	233,481	208,978
5.13. Other operating expenses
Turnover tax from Service Activities	15,134	21,876	4,555	10,019
Turnover tax from Financial Activities	28,711	30,488	28,047	23,040
Tax Bs. Personal Shares and Participations Soc	-	8,059	-	8,059
Compensatory interest	15	24	-	24
	43,860	60,447	32,602	41,142
5.14. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	4,606,916	(4,306,503)	4,542,591	557,128
Results from equity investment in IUDÚ Compañía Financiera S.A.	9,123	504,935	3,368	(4,457,886)
Results from equity investment in Tarjeta Automática S.A.	(519)	(566,250)	(1,558)	(158,878)
Results from equity investment in Supervielle Asset Management S.A.	1,091,056	824,573	700,837	478,095
Results from equity investment in Espacio Cordial de Servicios S.A.	60,216	(256,497)	91,562	(58,060)
Results from equity investment in Supervielle Seguros S.A.	603,091	393,999	351,588	144,960
Results from equity investment in Sofital S.A.F. e I.I.	235,718	(135,339)	206,824	(8,965)
Results from equity investment in Micro Lending S.A.U.	280,060	163,125	180,803	125,863
Results from equity investment in InvertirOnline S.A. e Portal Integral de Inversiones S.A.	574,377	(305,915)	390,519	(242,187)
Results from equity investment in FF Fintech S.A.	(48,324)	(28,782)	(20,015)	(7,434)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	74,641	10,863	15,729	3,173
Results from equity investment in Supervielle Agente de Negociación S.A.U.	36,334	3,861	56,654	83,023
Results from equity investment in Dólar IOL S.A.U.	(482)	(5,144)	251	(2,835)
Results from equity investment in IOL Holding S.A.	(86,762)	(70,940)	(32,918)	(32,372)
	7,435,445	(3,774,014)	6,486,235	(3,576,375)

6.	RESTRICTED ASSETS

As of June 30, 2023, and December 31, 2022, the Group does not hold restricted assets,

7.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of June 30, 2023 and December 31, 2022, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				06/30/2023	12/31/2022	06/30/2023	12/31/2022
Banco Supervielle S.A. (1)	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	7.85%	99.91%	99.91%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 06/30/23 and 12/31/22

In accordance with the resolutions of the Board of Directors dated January 28, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution on account of future increases to IUDU Compañía Financiera S.A of $25,000,000 through the issuance of 1,762,666 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share , with an issue premium of $13.18306021 per share.

In accordance with the resolutions of the Board of Directors dated February 25, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A, made irrevocable capital contributions to IUDÚ Compañía Financiera S.A. for $12,500,000 and $237,500,000, respectively, increasing the capital stock by $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share).

In accordance with the resolutions of the Board of Directors dated March 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $62,500,000 and $1,187,500.00 respectively, increasing the capital stock in the amount of $113,825,361 through the issuance of 113,825,361 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $9.98173543 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolution of the Board of Directors dated February 25, 2022 and March 30, 2022, IUDÚ Compañía Financiera S.A. has made irrevocable capital contributions to Tarjeta Automática S.A. for $150,000,000 each, increasing the capital stock in the amount of $67,776,590 through the issuance of 67,776,590 common, nominative, non-endorsable

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

shares with a par value of $1 each and with the right to 1 vote per share, with an issuance premium of $3,42630703 per share. Based on these contributions, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 87.5% to 13.40%. As a consequence of this transaction, Grupo Supervielle S.A. recorded a profit of 236,118 thousand pesos in its separate financial statements.

In accordance with the resolutions of the Board of Directors dated June 27, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $50,000,000 and $950,000.00 respectively, increasing the capital stock in the amount of $103,701,474 through the issuance of 103,701,474 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.64306455 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

As resolved by the Board of Directors on June 27, 2022, IUDÚ Compañía Financiera S.A. has made an irrevocable capital contribution to Tarjeta Automática S.A. for $250,000,000 increasing the capital stock in the amount of $56,480,492 through the issuance of 56,480,492 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with a premium issue of $3,426307 per share. From said contribution, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 13.40% to 7.85%.

In accordance with the resolutions of the Board of Directors dated July 8, 2022, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 200,000 to be applied to working capital and investments. Said contributions will be capitalized in the next Assembly to be held.

In accordance with the resolutions of the Board of Directors dated August 16, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution to InvertirOnline S.A.U of $70,165,000 through the issuance of 38 common, registered, non-endorsable shares with a nominal value of $100 each and with the right to 5 votes per share, with an issue premium of $1,846 .347.37 per share

In accordance with the resolutions of the Board of Directors dated August 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $37,500,000 and $712,500.00 respectively, increasing the capital stock in the amount of $82,428,856 through the issuance of 82,428,856 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolutions of the Board of Directors dated September 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $12,500,000 and $237,500.00 respectively, increasing the capital stock in the amount of $27,476,285 through the issuance of 27,476,285 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions will be capitalized in the next Assembly to be held.

In accordance with the resolutions of the Board of Directors dated September 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $12,500,000 and $237,500.00 respectively, increasing the capital stock in the amount of $27,476,285 through the issuance of 27,476,285 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. These contributions were capitalized at the meeting held on March 27, 2023.

As resolved by the Board of Directors on February 23, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $100,000,000, through the issuance of 100,000,000 non-endorsable registered common shares of $1 par value each and with the right to 1 vote per share. This contribution is pending capitalization.

As resolved by the Board of Directors on June 28, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $75,000,000, through the issuance of 75,000,000 non-endorsable registered common shares with a nominal value of $1 each and with the right to 1 vote per share. This contribution is pending capitalization.

As mentioned in note 15 to the consolidated interim condensed financial statements, once the merger between Banco Supervielle S.A., IUDU Compañía Financiera S.A. and Tarjeta Automática S.A., the participation of Grupo Supervielle S.A. at Banco Supervielle S.A. will be 97.1198%.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The following describes Controlled Companies’ shareholders’ equity and results:

As of June 30, 2023 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	997,579,972	883,972,432	112,974,159	4,714,573
IUDÚ compañía Financiera S.A(1)	20,697,996	8,688,823	11,956,700	(123,803)
Tarjeta Automática S.A.	1,156,427	556,802	599,625	(12,778)
Supervielle Asset Management S.A.	1,930,267	571,035	1,359,232	1,293,171
Sofital S.A. F. e I.I.	5,356,113	4,366	5,351,747	250,083
Espacio Cordial de Servicios S.A.	1,051,442	594,136	457,306	55,768
Micro Lending S.A.U.	1,110,792	241,920	868,872	267,157
Portal Integral de Inversiones S.A.U.	37,138	23,173	13,965	(57,854)
InvertirOnline S.A.U.	25,033,363	24,088,135	945,228	575,343
IOL Holding S.A.	153,881	1,039	152,842	(35,491)
Supervielle Seguros S.A. (2)	7,847,556	3,433,469	4,414,087	1,504,562
Supervielle Productores Asesores de Seguros S.A. (3)	486,276	295,806	190,470	78,371
Bolsillo Digital S.A.U.	48,457	16,745	31,712	(211,480)
Supervielle Agente de Negociación S.A.U.	1,151,418	580,757	570,661	44,970
Dólar IOL S.A.U.	7,323	-	7,323	(482)

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for nine months.
(3)Balances are reported as of December 31, 2022

As of December 31, 2022 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	1,016,282,916	907,268,435	108,389,405	(7,142,581)
IUDÚ Compañia Financiera S.A	20,667,444	8,533,350	12,080,503	(4,912,702)
Tarjeta Automática S.A.	1,199,530	587,128	612,402	(741,696)
Supervielle Asset Management S.A.	2,558,090	630,945	1,927,145	1,510,056
Sofital S.A. F. e I.I.	5,254,998	12,608	5,242,390	(103,764)
Espacio Cordial de Servicios S.A.	1,335,739	934,201	401,538	(823,388)
Micro Lending S.A.U.	1,371,511	467,460	904,051	136,918
Portal Integral de Inversiones S.A.U.	37,138	23,173	13,965	(57,854)
InvertirOnline S.A.U.	20,663,761	20,293,876	369,885	(263,644)
IOL Holding S.A.	153,881	1,039	152,842	(35,491)
Supervielle Seguros S.A. (2)	7,936,890	3,616,523	4,320,367	881,086
Supervielle Productores Asesores de Seguros S.A.	303,482	191,382	112,100	399
Bolsillo Digital S.A.U.	340,092	305,181	34,911	(309,385)
Supervielle Agente de Negociación S.A.U.	652,360	126,669	525,691	39,793
Dólar IOL S.A.U.	8,795	991	7,804	(14,761)

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for six months.

As of June 30, 2023, and December 31,2022, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	06/30/2023	12/31/2022

Cash and due from banks
Banco Supervielle S.A.	1.574	1.527
InvertirOnline S.A.U. Cta. Cte.	8	59

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	1.582	1.586

Other financial assets
Espacio Cordial Servicios S.A.	306	237
IUDÚ Compañía Financiera S.A.	-	3,917
Term Deposits IUDÚ Compañía Financiera S.A	1,112,733	-
	1,113,039	4,154
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	169	176
	169	176

As of June 30, 2023 and December 31,2022, results with Grupo Supervielle S.A‘s controlled are as follows:

	06/30/2023	06/30/2022
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	5	4
Interests from current accounts – IUDÚ	-	256
Interest on paid account– IOL	16	154
	21	414

Other operating income
Banco Supervielle S.A.	297,509	399,141
Sofital S.A.F. e I.I.	309	327
Supervielle Asset Management S.A.	3,043	3,227
Tarjeta Automática S.A.	-	952
IUDÚ Compañía Financiera S.A.	-	31,932
Espacio Cordial de Servicios S.A.	1,820	1,932
	302,681	437,511
Administrative expenses
Bank expenses – Banco Supervielle S.A.	71	85
Rent – Banco Supervielle S.A.	3,264	3,669
Legal and accounting consultancy services	432	892
Fees for market operations - InvertirOnline S.A.U.	802	2,989
Fees for market operations - SAN	1734	1,160
	6,303	8,795

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	118,520	137,931
	118,520	137,931

8.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of June 30, 2023, is as follows:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	Other financial assets	Current income tax assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	1,589,236	214,857	-	372,387	435,092
2nd. Quarter	-	35,611	-	-	-
3rd. Quarter	-	35,611	-	-	-
4th. Quarter	-	35,611	-	-	-
Over a year	-	-	43,140	-	-
Subtotal to mature:	1,589,236	321,690	43,140	372,387	435,092
Matured term
Total	1,589,236	321,690	43,140	372,387	435,092
At fixed rate	-	-	-	-	-
At floating rate	467,308	-	-	-	-
Not accrue interest	1,121,928	321,690	43,140	372,387	435,092
Total	1,589,236	321,690	43,140	372,387	435,092

9.	CAPITAL STOCK

As of June 30, 2023, and December 31, 2022, the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 06/30/2023	442,672
Capital stock as of 12/31/2022	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

As of June 30, 2023, the Grupo Supervielle share repurchase program has expired. Grupo Supervielle has acquired a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs in NYSE, reaching an execution of 86.3% of the program and 3.076% of the share capital.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

10.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of December 31, 2022.

11.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the General Law of Companies, the bylaws and Resolution No. 195 of the National Securities Commission, 5% of the profits for the year plus (minus) the adjustments of results from previous years must be transferred to the Legal Reserve, until the Reserve reaches 20% of the capital stock.

As indicated in note 9, as a result of the treasury stock purchase program, as of June 30, 2023, the Company has 14,050,492 treasury shares in its portfolio. Their acquisition cost amounted to 2,499,882 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, subsection 11, item c of the CNV Regulations (N.T. 2013 and mod.), while said shares are held in the portfolio, there is a restriction on the distribution of the results unassigned and free reserves for the amount of said cost.

12.	SUBSEQUENT EVENTS

Pursuant to the resolution of the Extraordinary Meeting of Micro Lending S.A.U., held on July 28, 2023, the voluntary reduction of capital stock was resolved for up to $111,756,079 together with its corresponding proportion of the capital adjustment account for the sum of $288,243,921.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

Item	HOLDING
	Balance at 06/30/2023	Balance at 12/31/2022
Argentine
Measured at fair value with changes in ORI
Government Securities
Letra Del Tesoro Nacional En Pesos Ajust Por Cer A Dto	-	3,307,138
Bono Del Tesoro Boncer 2% $ 2026	172,319	-

Corporate Securities
On Arcor Cl. 20 Vto12/05/25 Rcllo	575,885	-
On Newsan Cl . 15 V19/05/24 Wncgo	110,790	-
On Spi Energy Sa Cl.1 Us$ V.27/06/2026 Spc10	262,979	-
On Tarj Naranja Cl.53 S.2 $ V05/04/24 Cg T5320	462,974	-
On Pan American Cl.25 V14/03/25 $ Pnqco	512,900	-

Measured at amortized cost		-
Bono Nacion Moneda Dual Tdg24	830,862	-
B.Tesoro Dual Tv24	447,058	-
Total other debt securities	3,375,767	3,307,138
Total	3,375,767	3,307,138

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the period	Increases	Disposals	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the period	At the end of the period	06/30/2023	12/31/2022
Goodwill	14,766,168	-	-	14,766,168	-		-		-	14,766,168	14,766,168
Relations with clients	3,116,538	-	-	3,116,538	(908,990)		-	(97,392)	(1,006,382)	2,110,156	2,207,548
Brand	886,075	-	-	886,075	-		-		-	886,075	886,075
Proprietary Software & Technology	305,543	-	-	305,543	(305,543)		-	-	(305,543)	-	-
Total	19,074,324	-	-	19,074,324	(1,214,533)		-	(97,392)	(1,311,925)	17,762,399	17,859,791

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 06/30/2023	As of 06/30/2023 (per currency)	As of 12/31/2022
			Dollar
ASSETS
Cash and Due from Banks	532,487	532,487	532,487	543,418
Other financial assets	328,549	328,549	328,549	306,650
Other non-financial assets	142,444	142,444	142,444	147,389
TOTAL ASSETS	1,003,480	1,003,480	1,003,480	997,457

LIABILITIES
Other non-financial liabilities	328,549	328,549	328,549	306,650
TOTAL LIABILITIES	328,549	328,549	328,549	306,650

NET POSITION	674,931	674,931	674,931	690,807

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2023

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company's objective is to position itself as a leader in the local financial business through an offer of innovative, inclusive and accessible financial services. Its strategy, carried out through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the service model and the price/risk ratio required.

The result for the period ended June 30, 2023, shows a gain of 6,949,545, which represents a positive average return on equity of 9.9%. Said result originated mainly from the results of our investments in companies.

The Annual Ordinary Shareholders' Meeting held on April 27, 2023 approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with an optional reserve, legal reserve and share premium.

Grupo Supervielle S.A. is the controlling company of the economic group as of June 30, 2023 and December 31, 2022, it had the following direct and indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		06/30/2023	12/31/2022
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.91%	99.99%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Dólar IOL S.A.U.	Services and exchange agency	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as OF JUNE 30, 2023

(in thousands of pesos)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 years of experience operating in Argentina. Supervielle focuses on offering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, the shares of Grupo Supervielle have been listed on ByMA and NYSE. The subsidiaries of Grupo Supervielle are: (i) Banco Supervielle, which is the eighth largest private bank in Argentina in terms of loans; (ii) Supervielle Seguros, an insurance company; (iii) Supervielle Productores Asesores de Seguros, an insurance broker; (iv) Supervielle Asset Management, a mutual fund management company; (v) Supervielle Agente de Negociación, a broker that offers services to institutional and corporate clients, (vi) Invertir Online, a broker specializing in online trading; Portal Integral de Inversiones S.A.U, a platform that offers online content related to financial investments, (vii) Espacio Cordial, a company that offers non-financial retail products, assistance, services and tourism, and (viii) MILA, a company specialized in the auto loan financing. IUDÚ Financial Company S.A. and Tarjeta Automática S.A., two companies that operated in the consumer financing segment until September 2022, entered into a merger agreement with Banco Supervielle S.A. which is expected to be effective in the second half of 2023. Finally, the company's portfolio is made up of Bolsillo Digital S.A.U. a company that until recently provided payment facilitation services through its Boldi brand. Sofital, a holding company that owns shares of the same companies owned by Grupo Supervielle, is part of our Group. To date, Supervielle has 154 bank branches, virtual branches, its digital channels and a network of alliances, serving 1.7 million active customers

As of June 30, 2023, Banco Supervielle S.A. It has assets of 997,579,972 and net worth attributable to the owners of the parent company of 112,974,159. The net result attributable to the owners of the parent company as of June 30, 2023 was positive of 4,714,573, which originated mainly from the financial margin and the service margin.

IUDÚ Compañia Financiera S.A. is a company that operated in the consumer financing segment until September 2022. The net result attributable to the owners of the parent company as of June 30, 2023 showed a loss attributable to the owners of the parent of 123,803.

Tarjeta Automatica S.A. is a company that operated in the consumer financing segment until September 2022. The net result as of June 30, 2023 showed a loss of 12,778.

Supervielle Asset Management S.A. is a Mutual Investment Fund Management Company whose purpose is the promotion, direction and administration of mutual funds in accordance with the provisions of Law 24,083, its Regulatory Decree and any other legal or regulatory standard that contemplates said activity. The net result as of June 30, 2023 showed a profit of 1,293,171.

Sofital S.A.F. and I.I. is a company whose main activity is to carry out financial operations and administration of securities. The net result as of June 30, 2023 showed a profit of 250,083.

Espacio Cordial de Servicios S.A., is a company whose purpose is the commercialization of all kinds of goods and services related to insurance activities, tourism, health plans and/or services, and other goods and services. The net result as of June 30, 2023 showed a profit of 55,768.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., has a net worth of 4,414,087 and assets of 7,847,557. As of June 30, 2023, it obtained a positive result of 1,504,562.

Micro Lending S.A.U., specializes in the financing of pledge loans, particularly used cars. As of June 30, 2023, it presented a profit of 267,157.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leadership position among the top five in the online Broker segment in Argentina, and a benchmark within the Fintech sector in the country. InvertirOnline S.A.U obtained a profit of 575,343 as of June 30, 2023, and Portal Integral de Inversiones S.A.U. obtained negative results of 57,854 as of December 31, 2022. On the other hand, Dólar IOL S.A.U. earned a loss of 482 as of June 30, 2023.

IOL Holding S.A. is a company that brings together shareholdings in other companies dedicated to providing stock market services at a regional level. As of June 30, 2023, it obtained a negative result of 4,004.

Bolsillo Digital S.A.U. is a company that was dedicated to the commercialization of products and services related to the management and processing of payments. As of June 30, 2023, it presented a negative result of 211,480.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage on its own account or that of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of June 30, 2023, it presented a positive result of 44,970.

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, patrimonial and pension insurance contracts. As of June 30, 2023, it presented a profit of 78,371.

Grupo Supervielle S.A.

Informative Review as of JUNE 30, 2023

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	06/30/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total Assets	1,033,300,290	1,050,905,992	1,145,956,119	1,107,239,059	901,266,093
Total Liabilities	886,740,319	910,901,401	994,501,697	946,116,430	755,251,815
Changes in Shareholders’ Equity	146,559,971	140,004,591	151,454,422	161,122,629	146,014,278
Total Liabilities plus Changes in Shareholders’ Equity	1,033,300,290	1,050,905,992	1,145,956,119	1,107,239,059	901,266,093

Income Statement	06/30/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Net income from interest	69,315,448	63,682,150	63,096,685	82,356,664	21,321,779
Net income from commissions	19,298,605	18,850,272	20,077,812	22,229,021	23,994,140
Net income before income tax	11,105,623	(5,206,343)	(812,500)	10,745,396	(212,077)
Total comprehensive income attributable to owners of the parent company - Earnings	6,966,212	(6,229,682)	(1,634,586)	9,345,715	(3,049,756)

Consolidated Cash Flow Statement	06/30/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total operating activities	11,971,019	(1,757,550)	(18,348,330)	37,935,760	141,939,119
Total investment activities	(4,067,600)	(4,078,581)	(2,485,158)	(2,691,364)	(3,900,686)
Total financing activities	(2,331,820)	(17,402,703)	(29,724,450)	(23,941,479)	(42,710,272)
Effect of changes in exchange rate	22,977,788	20,103,655	6,223,158	33,074,802	145,772,852
Net increase in cash and cash equivalents	(7,136,566)	(31,405,508)	(44,334,780)	44,377,719	241,101,013

Grupo Supervielle S.A.

Informative Review as of JUNE 30, 2023

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	06/30/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019

Liquidity	10.13%	9.90%	15.40%	22.09%	31.45%
- Cash and cash equivalents (1)	81,661,219	81,661,219	130,415,217	174,852,214	168,839,909
- Deposits	805,929,887	825,005,782	846,673,413	791,452,436	536,858,410

Solvency	16.53%	15.37%	15.23%	17.03%	19.33%
- Shareholders Equity	146,559,971	140,004,591	151,454,422	161,122,629	146,014,278
- Total Liabilities	886,740,319	910,901,401	994,501,697	946,116,430	755,251,814

Immobilization of Capital	10.35%	10.76%	9.47%	9.78%	10.08%
-Immobilized Assets (2)	106,947,800	113,044,937	108,487,511	108,301,288	90,843,186
-Total Assets	1,033,300,290	1,050,905,992	1,145,956,119	1,107,239,059	901,266,093

(1) Including cash, listed corporate and government securities and mutual funds shares

(2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of JUNE 30, 2023

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions, Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes IUDÚ Compañia Financiera S.A., therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020. However, IUDU Compañia Financiera S.A. has requested authorization from the BCRA to advance the application of point 5.5 of IFRS 9 to the current period, in accordance with what is mentioned in note 1.1.4 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	The investment in financial entities and in the insurance company accounts for 84,2% of Grupo Supervielle S.A.’s assets, being the main assets of the Group,
•	95,85% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results,
•

Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of IUDÚ Compañia Financiera S.A. and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the year 2024, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Grupo Supervielle S.A.

Date: September 25, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer